--------------------------------------------------------------------------------
                               CORPORATE PROFILE
--------------------------------------------------------------------------------

        Data Transmission Network Corporation (DTN), an electronic information and communication services company headquartered in Omaha, NE, is a leader in the electronic satellite delivery of time-sensitive information (NEWS...NOT HISTORY). DTN is committed to providing our customers with the best information and analysis available, as quickly as possible, at an affordable cost. DTN's services are tailored to meet our subscriber's needs and are valuable tools in managing business and personal affairs.
        The Company began operations in 1984, went public in January 1987, and has continued to evolve into a full-service information provider and communication network. DTN distributes information via FM radio side-band channels, small dish Ku-band satellite, TV cable (VBI-vertical blanking interval), FAX, E-Mail and the Internet. Most subscribers utilize a DTN receiver that captures information around the clock and converts it into text, graphics and audio available at the subscriber's convenience.
        Prior to 1992, DTN supported only a monochrome receiver system with the capability to receive and display information. In 1992, the Company introduced the Advanced Communications EngineSM (ACE) receiver that expanded the information and communications services provided by the Company. This receiver has multiple processors that capture, manipulate and display high resolution color video pictures, graphics and text. In addition, these processors provide the ability to play audio clips and to utilize a phone modem. The ACE receiver is equipped with an internal hard drive that allows processed information to be stored, archived and then displayed by using the built-in control panel, a keyboard or a mouse at the subscriber's convenience.
        DTN's services reach 145,900 subscribers in the U.S. and Canada. The Company has services for the agriculture, automotive, energy, farm implement, financial, mortgage, produce, golf, turf management, aviation, construction, emergency management and other weather related industries. The services include DTN AgDaily and DTN FarmDayta, targeted for agribusinesses; DTN Pro SeriesSM and DTN FarmDayta Elite, advanced information services for agribusinesses; DTNstant, for customers needing a real-time agriculture ticker service; DTNironSM for the farm implement dealer; DTN PROduce for the produce industry; DTN Weather Center, for the golf, turf management, aviation and construction industries; DTN Wall Street and DTN SpectrumSM, an enhanced version of DTN Wall Street on the ACE technology, for the financial industry; DTN FirstRate for the mortgage industry; DTN GovRate for U.S. government securities; DTN Broker +SM for the brokerage industry; DTNergy for the petroleum and natural gas industries; DTNautoSM for the auto auctions and auto dealers; and joint ventures for the electrical equipment and trucking industries.



--------------------------------------------------------------------------------
                               MISSION STATEMENT
--------------------------------------------------------------------------------

        Led by customer suggestions and demands, Data Transmission Network Corporation has engineered growth and evolution from what we were the first low-cost, electronically delivered agricultural commodities information service to what we are today a multi-faceted information provider utilizing a full-service communication technology system to deliver that most valuable of all commodities, timely information (NEWS...NOT HISTORY).
        We are committed to providing the best information and analysis available, as quickly as possible, at an affordable cost to our customers. Among the many things that are critical to successfully meeting those commitments, the three most important are customer service, customer service, and customer service!
        As fellow shareholders of the Company, DTN employees have as their number one goal the long-term enhancement of the value of our Company.

--------------------------------------------------------------------------------
                               TABLE OF CONTENTS
--------------------------------------------------------------------------------
Financial Highlights ......................................................   2
Five Years In Review ......................................................   2
Letter to Stockholders ....................................................   4
Business Review ...........................................................   6
Selected Financial Data ...................................................  16
Management's Discussion and Analysis ......................................  17
Management's Responsibilities .............................................  23
Independent Auditor's Report ..............................................  23
Financial Statements ......................................................  24
Notes to Financial Statements .............................................  28
Quarterly Data ............................................................  33
Trading Information .......................................................  33
Investor Information ......................................................  34
Directors and Officers ....................................................  34
Appendix - A Letter To Our Shareholders - Technology Update ...............  35

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

For the Year:                                                                1996                     1995                  % Change
------------------------------------------------------------------------------------------------------------------------------------
        Revenues                                                        $  98,383,713            $  62,287,989                   58%
        Operating cash flow(1)                                             40,377,428               23,154,402                   74%
        Loss before income taxes                                           (1,404,306)                (397,076)                   -
        Net loss                                                             (958,306)                (283,076)                   -
        Net loss per share (4)                                          $        (.09)           $        (.03)                   -
------------------------------------------------------------------------------------------------------------------------------------
At Year End:
        Total assets                                                    $ 177,729,762            $  92,672,050                  92 %
        Long-term debt and subordinated notes                              97,747,823               47,020,527                 108 %
        Stockholders equity                                                28,290,289               12,876,965                 120 %
        Book value per share (4)                                        $        2.56            $        1.29                  98 %
------------------------------------------------------------------------------------------------------------------------------------
Key Indicators:
        Total subscribers at year-end                                         145,900                   95,900                  52 %
        Subscriber retention rate                                               89.3%                    91.0%                  (2)%
        Net development costs(2)                                        $   5,344,261            $   3,733,530                  43 %
        Operating cash flow from core services(3)                       $  45,512,581            $  26,749,974                  70 %

As a percent of revenue:
        Operating cash flow(1)                                                 41.0 %                   37.2 %
        Operating cash flow from core services(3)                              47.4 %                   44.4 %
        Depreciation and amortization                                          34.0 %                   30.2 %
        Interest                                                                8.6 %                    7.7 %
        Net loss before income taxes                                           (1.4)%                    (.6)%
--------------------------------------------------------------------------------

(1) Operating income before depreciation and amortization expense.
(2) Net Development Costs are defined as the sum of 1) market research activities, 2) hardware and software engineering, research and development and 3) the negative operating cash flow (prior to corporate allocations plus interest) of new services.
(3) Core services are services no longer in the initial development process. Operating cash flow from core services as a percent of revenue is calculated on core services revenue.
(4) Per share data is shown after 3-for-1 stock split.

--------------------------------------------------------------------------------
                              FIVE YEARS IN REVIEW
--------------------------------------------------------------------------------
GRAPHS IN TABULAR FORM:

                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
  Revenues
($ millions)              26.8      36.0      46.1      62.3      98.4


                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
Operating Cash Flow
    ($ millions)           9.9      12.9      15.8      23.2      40.4

--------------------------------------------------------------------------------
                              FIVE YEARS IN REVIEW
--------------------------------------------------------------------------------
GRAPHS IN TABULAR FORM:

                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
Operating Cash Flow
(percent of revenue)       37%       36%       34%       37%       41%


                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
Net Development Costs
    ($ millions)           1.1       2.7       4.3       3.7       5.3


                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
Subscribers At Year End
      (thousands)         67.6      74.1      82.0      95.9      145.9


                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
Subscriber Retention Rate
       (percent)          88.2      88.8      89.8      91.0      89.3


                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
Annual Revenue
Per Subscriber
($ based on average
 subscribers)             409       507       591       700       775



                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
Annual Operating Cash
Flow Per Subscriber
($ based on average
 subscribers)             151       183       202       260       318

--------------------------------------------------------------------------------
                             LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

        The two most significant highlights for DTN during 1996 were the measurable improvements in the efficiency of administration and customer service and our acquisition of Broadcast Partners. These factors are primarily responsible for improved operating cash flow (operating income before depreciation and amortization) as a percentage of revenue.

        Operating cash flow improved from 34 percent of revenue for the first quarter of 1996 to 40 percent of revenue for the fourth quarter of 1996. This comparison is apples to apples - it excludes any effects associated with the second most significant highlight of 1996: our May acquisition of Broadcast Partners.

        Broadcast Partners was our biggest competitor in the agricultural delayed quotes field. We paid $73,300,000 for this asset acquisition and gained 39,000 customers and approximately $10,000,000 in annual operating cash flow. With the merger of the two businesses, its associated synergies and elimination of some redundancies, the acquired cash flow appears to be more in the magnitude of $13,000,000 to $14,000,000 per year.

        The above two highlights are responsible for total company cash flow in the fourth quarter of 1996 to be 44.8 percent of fourth quarter revenues.

        We improved 1996 operating efficiency because all employees pitched in to help manage our fast-growing company in a frugal fashion. Each and every one of us took ownership of the task in a way that makes me proud. Additionally, I salute Greg Sloma, our President, and his supporting cast, whose abilities and tenacity brought to us the acquisition of Broadcast Partners.

        DTN recorded an outstanding, unprecedented performance in 1996. Here are the highlights.

o Revenues grew 58 percent from $62,288,000 for 1995 to $98,384,000 for 1996.

o       Operating  cash  flow   (operating   income  before   depreciation   and
        amortization expense) grew 74 percent from $23,154,000 for 1995 to $40,377,000 for 1996.

o Operating cash flow as a percentage of revenue improved from 37 percent for 1995 to 41 percent for 1996.

o Total subscribers increased 52 percent from 95,900 for 1995 to 145,900 for 1996.

o Operating revenue per subscriber - consisting of subscriptions, "a la carte" additional services, communications and advertising revenue - increased 9.4 percent from $55.70 per month for 1995 to $60.92 for 1996.

        To assist in your own analysis of DTN, I have included the following 1995 vs. 1996 comparisons, which exclude growth associated with our acquisition of Broadcast Partners.

o       Revenues grew 33 percent from $62,288,000 to $82,937,000.

o       Operating cash flow grew 32 percent, from $23,154,000 to $30,539,000.

o       Total subscribers increased 11.5 percent, from 95,900 to 106,900.

        DTN's growth in services leaves us with many more doors to knock on than our existing sales force can possibly handle, so a major focus at our shop continues to be enlarging our distribution capability, primarily our field sales force. During 1996, our field sales force grew approximately 40 percent, from 120 to 170 people. For 1997, we have planned an additional 40 percent increase.

        For the second and third quarter reports of 1996, I asked Robert Herman, our Senior Vice President for Research and Technology, to give us an abbreviated technology update. I have put him in the hot seat one more time. So for this annual report, Robert has included a more comprehensive appendix entitled, "A Letter to Our Shareholders - Technology Update". I think you will enjoy it.

        Additionally, as can be seen in the graphic on the following page, DTN has put together an array of services for the Agricultural, Weather, Financial, Energy, Auto, Electrical Equipment and Trucking Industries.

        The business review section located in the following pages offers a comprehensive description of each service. By necessity our business review section is a little voluminous. However, I suggest that each shareholder read it as carefully as if you are to be subjected to an exam on its contents. Careful reading of this section will allow you to conjure up a picture of your company, its accomplishments, our momentum, and more importantly assess the potential of our future. Know what you own.

        My thanks to our customers, suppliers, financiers and stockholders for their support. And a special thanks to all of our employees and their families for a very successful 1996.



Very sincerely yours,



Roger Brodersen
Chairman and CEO

--------------------------------------------------------------------------------
                                BUSINESS REVIEW
--------------------------------------------------------------------------------

      Data Transmission Network Corporation (DTN) began operations in April 1984. The Company is in the business of providing information and communication services. During 1996, DTN added several new services in the agriculture, weather and financial service lines. All of these services are discussed in this report. DTN services reach 145,900 subscribers throughout the U.S. and Canada.

      The Company's subscription services are targeted at niche business markets and designed to be timely (NEWS...NOT HISTORY), simple to use, and convenient. The Company's information distribution technology provides an efficient means of sending data and information from point to multi-point.

      The development of a cost-effective electronic satellite delivery system, plus a total commitment to customer service and information quality, has enabled the Company to become a major player in the communications industry. The Company continues to make large investments to develop and enhance its information distribution technology. These investments have allowed the Company to take advantage of many engineering and software advancements in an exciting and growing industry.

Information Distribution Technology

        The Company is committed to research and develop information distribution technologies that cost effectively deliver the timely (NEWS...NOT HISTORY) information that the Company's subscribers demand. DTN supports several information distribution technologies allowing the distribution (transmission) and receiving (capture, manipulation and display) of information. These technologies include FM radio side-band channels (FM), small dish Ku-band satellite (Ku), Fax, Cable TV (by using the vertical blanking interval, or VBI), E-Mail and the Internet.
        The first technology used by the Company was FM radio side band. The Ku technology was added in 1989, providing the ability to reach customers outside the geographic territory of the signal of the FM stations. Fax, VBI, E-Mail and the Internet have since been added to further expand our distribution network.
      The Company provides all of the equipment necessary for subscribers to receive their service based on FM, Ku and VBI. This equipment includes a receiver, specifically built for the Company, a video monitor, a FM antenna or a small 30" Ku-band satellite dish. A keyboard, mouse and printer may be provided depending on the service. DTN is responsible for the normal maintenance and repair of the subscriber equipment.
      Prior to 1992, the Company utilized a "page-based" receiver and monochrome system. The monochrome system translates the Company's data stream into text and has the capability, depending on capacity, to receive and display from 126 to 246 different pages of information. The monochrome receiver has the capability to download information to a printer or computer.
        In 1992, the Company introduced the Advanced Communications Engine (ACE) receiver, a color graphics receiver system, that expanded the ability to provide information and communication services. This receiver has multiple processors that capture, manipulate and display high resolution color pictures, graphics and text. A separate processor provides the ability to play audio clips such as weather forecasts, voice advertisements or audio alarms which are used when a futures contract reaches a pre-set price. In addition, this processor may send and retrieve information by using an internal modem connected to a phone line.
        The ACE receiver also has the capability to download information to a printer or computer. This receiver is equipped with an internal hard drive that allows processed information to be stored, archived (versus frequent rebroadcasting) and displayed. The receivers built-in control panel, keyboard or mouse allows the subscribers to conveniently view this information.
        One of the unique aspects of the Company's information distribution technology is the computer software developed by the Company specifically for use with the DTN receivers. This software manages information from a wide array of input sources, runs routines, sets priorities and then initiates transmissions to the satellite. The software provides the capability to individually address each receiver unit placed with a subscriber, permitting the Company to transmit specific information to a specific subscriber or group of subscribers.
        The Company leases FM radio side-band channels, satellite channels and VBI space to deliver the information to the Company's receivers used by its subscribers. All information is up-linked from Omaha to satellite (except Internet, Fax and other telephone delivery technology) and down-linked from the satellite to the subscriber based on the distribution technology.
        The FM monochrome subscribers receive their information using an FM antenna that receives the information via the side-band signal transmitted from radio stations.
        On December 31, 1996, 15,600 subscribers were receiving the Company's services via FM distribution technology.
        The Ku subscribers utilize a 30" satellite dish, a direct down-link, to receive their information. On December 31, 1996, 128,000 subscribers were receiving the Company's services via Ku distribution technology.
        Early in 1994,  the  Company  began  using a new  cable TV  distribution technology involving vertical blanking intervals (VBI). The Company has contracted with a major cable TV superstation to transmit information along with the station's TV signal. This technology eliminates the need for an FM antenna or satellite dish and is available to businesses or residences that are wired for cable TV and receive the superstation's service. On December 31, 1996, 2,300 subscribers were receiving the Company's services by VBI distribution technology.
        The Company has approximately 10,500 Fax customers receiving information using Fax technology. The E-Mail business is primarily a subscriber (an E-Mail source) communicating specific messages to a group of subscribers. Currently, there are over 500 E-Mail sources delivering over 1,500 pages of information to subscribers daily. The Company began to deliver services on the Internet in 1995. The Company is currently offering services in the agriculture, produce and finance service lines and plans to continue researching this information distribution technology.

--------------------------------------------------------------------------------
SERVICES OFFERED
--------------------------------------------------------------------------------
        The Company's revenue is derived mainly from five categories: (1) monthly, quarterly or annual subscriptions, (2) optional services, (3) communication services, (4) advertising and (5) service initiation fees. The percentage of total revenue for each category over the last three fiscal years was:

                                               1996        1995        1994
                                               ----        ----        ----
Subscriptions                                   76%         74%         73%
Optional services                                6%          6%          8%
Communication services                           9%         11%         10%
Advertising                                      3%          3%          5%
Service Initiation Fees                          6%          6%          4%

        The subscription revenue is generated from monthly, quarterly or annual subscription fees for one of the Company's services. The Company offers a discount to subscribers who pre-pay their subscriptions annually. A more detailed review of each service is found later in this report.
        Optional services are offered to subscribers on an "a la carte" basis, similar to premium channels on cable TV. The information for these services is primarily provided by a third party with DTN receiving a share of the subscription revenue paid by the subscriber. Optional services revenue continues to grow in total dollars and has maintained the level achieved in 1996 as a percentage of total revenue during this period of rapid subscriber and subscription revenue growth.
        The Company sells communication services that allow companies to cost-effectively communicate a large amount of timely (NEWS...NOT HISTORY) information to their customers or field offices. This category includes revenue generated from FAX and E-Mail services. Communication revenue has continued to grow in total dollars and management believes this area offers opportunities for future growth.
        The Company sells advertising space interspersed among the pages of news and information, similar to a newspaper or magazine. The advantage of an electronic advertisement over typical print media is the timely (NEWS...NOT HISTORY) delivery of the ad, as well as the ability to change the advertising message quickly and as frequently as market conditions dictate. Advertising revenue continues to grow in total dollars and has maintained the level achieved in 1996 as a percentage of total revenue during this period of rapid subscriber and subscription revenue growth.
        Service initiation fees are one-time charges for new subscriptions depending on the service and the information distribution technology. DTN also charges an initiation fee for those subscribers who convert to another service (ie: from a monochrome FM to a Ku color service).
--------------------------------------------------------------------------------
DTN AGRICULTURAL
SERVICES
--------------------------------------------------------------------------------

        The DTN Agricultural Services include DTN AgDaily, DTN ProSeries, DTN FarmDayta, DTNstant, DTNiron and DTN PROduce.

        New subscriptions are primarily sold by the Company's national sales force of employee district sales representatives, in-house sales staff, and inde-

GRAPH IN TABULAR FORM:

                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
DTN Ag Services Revenue
    ($ millions)          20.6      27.0      33.7      44.0      69.7


pendent, commission-only sales representatives. The Company obtains leads for the sales force through telemarketing, direct mail, print media advertising and customer referrals. The Company's management continues to analyze the markets in the U.S. and Canada to determine the optimum sales force necessary to cost-effectively maximize sales.
        The biggest competition to these services is the combination of printed advisory services, radio, television, telephone, other satellite information services, on-line services and the changing of old information gathering habits
        DTN's agricultural subscribers have more than 150 optional services available to them. These services consist of advisory, informational and educational products. Additional services include newswire, association and free services. DTN subscribers are given the opportunity to tailor their DTN unit to their specific needs by choosing from a broad mix of "a la carte" services. DTN continues to develop new optional services to meet customer demands by listening closely to the marketplace.
        The Company markets these services through a combination of individual free trials, system-wide trials, on-screen advertising, direct mail, invoice stuffers, equipment stuffers and telemarketing. The total number of monthly subscriptions increased over 25% primarily due to these marketing campaigns. The increase in subscriptions fueled the impressive increase in optional services revenue. Optional service subscription prices range from $6 to $1,200 per quarter with the average subscription price of $60/quarter.
        In 1996, the agricultural related services sold over three million dollars in advertising space. The companies purchasing advertising are considered major players in the agriculture, ag chemicals, seeds, equipment and finance businesses. The color system capabilities, such as inter-activity and animation, continue to entice new advertisers. Advertising research in 1996 confirmed that DTN is an important player in the agriculture media field.
--------------------------------------------------------------------------------
DTN AGDAILY SERVICES
--------------------------------------------------------------------------------
        The DTN AgDaily Services are DTN AgDaily, DTN Pro Series and DTN FarmDayta. Approximately 80% of the services' subscribers are farmers or livestock producers with the balance consisting primarily of grain elevators, agribusinesses, and financial institutions. DTN AgDaily, Pro Series and FarmDayta subscribers farm nearly one third of the nations total cropland and market more than 50% of the nations' cattle and hogs. Subscribers can be found throughout the U.S and Canada.
        DTN AgDaily management believes the trend toward consolidation into larger farms is expanding the market for agricultural information services. Also, the governments move toward fewer agricultural price supports and an open market system will support expansion of agricultural information services. This expansion should provide steady growth for DTN AgDaily, DTN Pro Series and DTN FarmDayta.

DTN AgDaily

SERVICE REVIEW
        The Company's first service, DTN AgDaily, is an agricultural market information, quote and weather service. Monochrome (FM and Ku) DTN AgDaily subscribers receive delayed commodity futures and options quotes; local cash grain and livestock prices; selected regional and world weather updates; and a variety of daily analysis, commentary and news that affect grain and livestock prices.
        The DTN AgDaily color graphics system includes an advanced weather segment with national and regional radar maps (updated every 15 minutes), infrared satellite cloud cover maps, precipitation, temperature, jet stream, surface wind and snow cover maps, and much more. The subscriber can custom design high resolution charts and/or select from a library that holds over 1,000 charts. Subscribers can custom program the futures quotes pages to display only the quotes they desire. The service also includes information segments for specific crop and livestock enterprises as well as general, business, sports and entertainment news.
        DTN AgDaily color service offers crop liability insurance and livestock profitability calculators by using the inter-activity feature that allows a subscriber to search a comprehensive database. This feature also allows subscribers to search an extensive seed catalog.
        The price of the monochrome FM service is currently $29 per month, $35 per month for monochrome Ku service and $52 per month for color Ku service.
        DTN offers services with advanced features bundled with DTN AgDaily called the DTN Pro Series. The DTN Pro Series services are also managed as a service within DTN AgDaily.

DTN Pro Series

SERVICE REVIEW
        The DTN Pro Series services are an advanced information source designed for agricultural subscribers who require more extensive information that can be customized for their specific needs and operations. The Pro Series includes five services: Weather Pro, News Pro, Chart Pro, Intraday Pro and Stock Pro.
        Weather Pro is the "meteorological connection" to the most complete array of current weather, fore-cast and satellite radar information. This service allows the subscriber to choose from over 70 new weather maps including detailed regional, state and zone forecasts. The Weather Pro service gives the subscriber 32 programmable pages to create their own unique weather information chapter.
        News Pro is the "broadcast connection" to the most timely (NEWS...NOT HISTORY) business, sports, entertainment, financial, and general news of the day. The service also provides an audio summary of the day's agricultural news. News Pro subscribers receive AP Online, a service of the Associated Press, as a news source.
        Chart Pro is the "graphic connection" bringing a variety of information to the screen in an organized format to allow the subscriber to analyze trends, patterns and cycles. This service includes 40 pages for programmable charts allowing the subscriber to create an extensive "chart book".
        Intraday Pro is the "trading connection" to the first low-cost system with the ability to chart market sessions minute-by-minute during the trading day. This service allows the subscriber to choose the time intervals they desire to chart and keep them abreast of the markets.
        Stock Pro is the "market connection" providing access to prices for over 50,000 issues of stocks, bonds and funds. This service includes stock quotes using either the quick quote feature or the programmable quotes pages. Additional features are the personal library used to store news and information and the high interest windows that allows the subscriber to constantly monitor up to six futures, options, stock or bond quotes.
        The Pro Series' enhanced functionality includes a high interest window that allows a user to view future or options quotes on any page, key word search that automatically searches the news story database for articles affecting the user's operation, a user custom segment that creates a customized segment with up to five of the users favorite pages, and a personal library that serves as a customized archive segment.
        Each individual Pro Series service is currently priced at $62 per month except the Stock Pro which is currently priced at $66 a month. DTN Premier is the package of Weather Pro, News Pro, Chart Pro and Intraday Pro, currently priced at $79 per month. DTN Premier Plus is the package of DTN Premier and Stock Pro, currently priced at $82 a month. This service is available by color Ku-band satellite transmission.

DTN FarmDayta

SERVICE REVIEW
        DTN FarmDayta was the principle asset acquired from the Broadcast Partners acquisition in May 1996. The content of this service is very similar to DTN AgDaily. In fact, since its start in 1990, DTN FarmDayta was the primary competition for DTN AgDaily services. DTN FarmDayta is an agricultural market information, quote and weather service delivering delayed commodity futures and options quotes; local cash grain and livestock prices; selected regional and world weather updates; and a variety of daily analysis, commentary and news that affect grain and livestock prices.
        DTN FarmDayta Elite service is an advanced version of DTN FarmDayta and is similar in content to the DTN AgDaily service. Additional features include additional options quotes, charting, weather maps and a hard drive to store data in the receiver which is critical to maintaining storage of information during a power outage. DTN FarmDayta Elite Plus is an advanced service that includes the DTN FarmDayta Elite features and is similar in content to the DTN Pro Series. This service includes more advanced news (Reuters Headline News), quotes, weather (including motion and zoom capabilities) and programmable charts.
        DTN FarmDayta, and its enhanced versions DTN FarmDayta Elite and Elite Plus, are currently priced at $44, $52, and $62 a month, respectively. All these services are available by color Ku-band satellite transmission. The addition of DTN FarmDayta gives the Company a fully integrated agricultural service line with price entry points across a wide spectrum, expanding the marketing horizons for all DTN agricultural services.
        At the time of the acquisition, DTN FarmDayta had 39,000 agricultural subscribers. The Company does not plan to convert DTN FarmDayta equipment to DTN AgDaily equipment and currently maintains the DTN FarmDayta facilities, with nearly 100 employees, in Des Moines, Iowa.

1996 AGDAILY SERVICES HIGHLIGHTS
        DTN AgDaily remains the Company's largest service and its 1996 performance exceeded managements expectations. A 17% subscription growth rate demonstrated acceptance of higher-priced services. The number of subscribers in Canada increased 64% in 1996 compared to 1995.
        DTN AgDaily introduced a number of enhancements to the service during 1996, including 48-color regional radar maps, northern grains segment and a peanut segment. Weather information advancements increased the sensitivity of radar maps, increased the number of weather reporting stations and added new maps for 30- and 90-day forecasts.
        The DTN Pro Series had an extremely successful 1996. The number of Pro Series subscribers grew more than 60%, accounting for 47% of all the DTN AgDaily service sales.
        Our ongoing research shows that customer satisfaction for the Pro Series is very favorable. This research is confirmed by the fact that our subscriber retention rate for these services has remained very high and is well above the Company's combined subscriber retention rate. In September, the Company introduced its agricultural Internet service, DTN FarmDayta Online. DTN FarmDayta Online is similar in content to DTN FarmDayta Elite Plus, and is designed for the producer who either prefers to use his or her own personal computer to receive information or is not able to utilize the traditional satellite-based system that DTN supplies to its subscribers. DTN FarmDayta Online is currently available for $25 a month. The market for subscription-based Internet services in agriculture is relatively new so it is difficult to reach any conclusions on market acceptance.


                                                                 9

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
DTNstant

SERVICE REVIEW
        DTNstant  is a color  service  that  provides a selection  of  real-time futures and options quotes from the major commodity exchanges and headline commodity news from multiple sources such as the Associated Press, Futures World News and Knight Ridder. The service also provides market leading cash information, in-depth charting capabilities, plus all the information available on the DTN AgDaily color service. In addition, this service provides information for the energy, metals, softs (ie: orange juice, coffee, cocoa), transportation and lumber industries. There are no other services in the industry offering a more comprehensive news and information service.
         The primary subscribers are commercial grain companies and elevators, feedlots, commodity brokers and commodity speculators. Due to the character of this industry, the Company provides on-site service and installation by professional service technicians.
         DTNstant operates in a very competitive market with numerous national and regional providers of instant commodity quotes. This service is the leader in the satellite delivery of instant futures and options quotes.
         New subscriptions are primarily sold by the Company's national sales force which is supported by telemarketing and direct mail campaigns. This service is available by color Ku-band satellite transmission and is currently priced at $170 a month.

1996 HIGHLIGHTS
         DTNstant experienced a year of good growth from the momentum gained from the 1995 acquisition of Knight-Ridder Commodity Center subscribers. Subscribers grew by 8%, and management believes this growth is impressive due to a significant amount of resources committed to converting the acquired subscribers to the DTN ACE receiver system.
         New features added during the year include user-programmable formulas for data analysis, the enhancement of the high interest windows to include news stories, and increased keyboard functionality. The service is planned to receive additional enhancements in 1997. The DTNstant service became compatible with software that allows the "pass thru" of data and graphics into a computer local area network (LAN). One DTN ACE receiver then feeds information to multiple users/traders on the LAN. This pass thru software opens new markets, by utilizing information distribution within a customer's LAN enhancing analytical capabilities.

DTNiron

SERVICE REVIEW
        DTNiron is a color service providing a cost-effective communication resource for the farm implement industry. DTNiron is an equipment locator and inventory management service providing a communication tool for the farm implement dealers throughout the U.S and Canada. The service allows dealers of all makes of farm implements and equipment to work together to manage their inventory resulting in increased sales and profitability. This service provides valuable information on the national outlook for farm equipment sales.
        DTNiron provides detailed listings of farm implements and equipment for sale or needed by dealers. A listing stays on the system for a minimum of 30 days, renewable at the dealers request. Subscribers receive industry news, financial information, economic indicators and information from the DTN AgDaily color service.
        The DTNiron service also includes listings of construction equipment, trucks, trailers and other equipment that is found in the agriculture industry. The service provides listings for implement and equipment parts, especially hard to find parts. In addition, the service sorts the listings by regions and provides hourly updates to keep the information as timely (NEWS...NOT HISTORY) as possible.
        This service is available by color Ku-band satellite transmission and is currently priced at $98 a month.

1996 HIGHLIGHTS
        DTNiron introduced the Combine and Tractor Demand Monitor, the first widely distributed annual sales outlook to cut across the entire spectrum of tractor and combine manufacturers. This monthly economic study released to all DTNiron subscribers helps track the money-making trends in the industry. The monitor has been quickly adopted by the industry as the standard for sales outlooks. The Combine and Tractor Demand Monitor is released to the trade and agricultural press one or two days after release to DTNiron subscribers.

DTN PROduce

SERVICE REVIEW
        DTN PROduce is the authority in providing the produce industry with the most timely weather, produce prices, transportation data and news information available. There are four major components to the DTN PROduce service. First is weather information, providing the single most important piece of information for anyone in the produce business. Second is pricing information, providing immediate updates upon release formatted by commodity, growing area and terminal market. Third is transportation information, providing freight rates and daily truck availability by the major growing areas. Finally, the service provides comprehensive news including AP Online.
        DTN PROduce maintains a price discovery network, the DTNdex, that is the industry standard. Competition in this industry continues to focus on older technology, such as Fax machines.
        The market for this service is the entire produce food chain of growers, shippers, packers, brokers, retailers and institutions. This service is available via color Ku-band satellite and currently is priced at $88 per month.

1996 HIGHLIGHTS
         DTN PROduce began working with the key industry sources of news including "The Packer" and "The Produce News" and credit information from the

          10

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
"Produce Reporter Company" and the "Red Book Credit Service" to offer the most complete information service available.
        DTN PROduce developed a service targeted specifically to the produce growers to capitalize on this segment of the market. This service includes all the features of the DTN PROduce service with the exception of transportation information and AP Online news. This service is currently available via color Ku-band satellite and currently is priced at $62 per month.
        DTN PROduce expanded its service to the Internet to accommodate seasonal and international customers who are unable to utilize a satellite dish. The price of this service is currently $50 a month.
--------------------------------------------------------------------------------
DTN WEATHER SERVICES
--------------------------------------------------------------------------------
        The DTN Weather Center Services have expanded from DTN Weather Center into specific industry-related services including DTN Weather Center - Turf Manager, DTN Aviation Center and DTN Weather Center - Contractor Dayta.

GRAPH IN TABULAR FORM:
                                             1994      1995      1996
                                             ----      ----      ----
DTN Weather Services Revenue
      ($ millions)                            0.0       1.0       5.6


DTN WEATHER CENTER

SERVICE REVIEW
        DTN Weather Center is a comprehensive weather information system designed to meet the weather information needs of many industries. Markets specifically targeted by DTN Weather Center are golf courses, turf management, emergency management, state transportation departments, construction and aviation. DTN Weather Center has found a home in numerous other industries where timely (NEWS...NOT HISTORY), accurate and easily accessible weather information is a critical ingredient in operational planning and staffing decisions.
        DTN Weather Center services provide over 100 weather maps, 20 regional radar maps including NEXRAD radar and infrared satellite photos and six satellite maps. The services provide short-range (12-48 hours) forecasts, long-range (3-90 day) outlooks, and 10 day city forecasts for over 550 different cities in the U.S. and Canada. The services include a personal programmable segment, storing of maps in an "Archive Segment" and AP Online News is provided as an optional service.
        This DTN Weather Center service is available via color Ku-band satellite transmission and is currently priced at $72 per month.

DTN WEATHER CENTER TURF MANAGER

SERVICE REVIEW
        Turf Manager is available to those individuals and businesses involved in turf-related operations such as golf course, lawn maintenance, landscaping and sod farm. This service provides the news, weather and chemical information designed for turf management.
        Chemical and Pesticide Press Turf Index is a unique feature providing an information database of over 275 turf pesticides. Lightning Indicator Maps are updated hourly including the latest information on where lightning is striking. Evapotranspiration Tables provide regional evaporation rates for planning watering and chemical applications. ESPN Sports Ticker provides the current golf related stories and results from ESPN. AP ONLINE provides over 300 current news stories in four chapters: General, Business, Sports and Entertainment. The National Golf Course Directory is a database of the location, phone number, course pro, and course superintendent of any member course. This combination of features along with the weather information makes the Turf Manager a complete package.
        DTN Weather Center - Turf Manager is available via color Ku-band satellite transmission and is currently priced at $72 a month.

DTN AVIATION CENTER

SERVICE REVIEW
        DTN Aviation Center is a comprehensive aviation weather package specially designed for pilots, airports and Fixed Base Operators (FBO's). DTN Aviation Center supplies airports, pilots and FBO's with the comprehensive flight-plan information found on many premier "on-line" systems. This package includes U.S. and regional depiction maps, 24 hour low level significant weather prognosis, and U.S. region winds and temperatures aloft. Subscribers of DTN Aviation Center use it while speaking to flight services to help visualize the current weather conditions while they are making their flight plan. This service can also help determine alternate route destinations.
         Subscribers can choose the Level I service, which is designed for the local/regional flyers up to 18,000 feet, or the Level II service which is designed for pilots and airports flying nationally up to 45,000 feet. The Level II service also provides European flight information.
        DTN Aviation Center is available via color Ku-band satellite transmission and is currently priced at $103/month for Level I and $152/month for Level II.

DTN WEATHER CENTER Contractor Dayta

SERVICE REVIEW
         The DTN Contractor Dayta service is designed to keep subscribers informed of all construction related news and industry information to assist them in maintaining a competitive advantage. This service provides all of the valuable weather information that comes with the DTN Weather Center and is necessary for making those important day-to-day business decisions.
        Industry specific information includes general information, association and industry information, construction news, bids and resources and the contractors exchange. In addition, subscribers receive sports scores and highlights and financial indicators.
        The DTN Contractor Dayta service in available via color Ku-band satellite transmission and is currently priced at $82 a month.
1996 WEATHER CENTER SERVICES HIGHLIGHTS
        DTN Weather Center services exceeded company sales goals for the second straight year and now has over 8,000 subscribers. The industries leading with the highest concentration of sales continue to be golf courses, aviation, governmental agencies (emergency management and state transportation departments) and construction-related businesses.
        The growth of DTN Weather Center in 1996 has again led to the decision to expand the sales and marketing staff for 1997 and will include the addition of sales directors for the aviation and government markets. The success of the governmental agencies included sixteen state Departments of Transportation (DOT) adding DTN Weather Center systems to their maintenance garages following the lead of the Iowa DOT which added over 100 systems in 1995. DTN Weather Center is quickly becoming the industry standard for weather information provided to state DOTs.
        DTN Weather Center made significant progress in the golf industry and added two of the industry's leading organizations as information providers; the United States Golf Association and the Golf Course Superintendents Association of America. DTN Weather Center also branched out to other sports providing on site weather information at 11 NCAA championship events and the 1996 Summer Olympic Games in Atlanta.
--------------------------------------------------------------------------------
DTN FINANCIAL SERVICES
--------------------------------------------------------------------------------
        DTN Financial Services offers five services, DTN Wall Street, DTN SPECTRUM, DTN FirstRate, DTN GovRate and DTN Broker+. Subscribers to all DTN Financial Services have a variety of optional services from which to choose providing stock selection and timing advice, earnings estimates, fundamental stock market data, U.S. Treasury quotes and other financial market related services.

GRAPH IN TABULAR FORM:

                                   1992      1993      1994      1995      1996
DTN Financial Services Revenue
        ($ millions)                3.3        4.1      5.1       6.1       8.6

        DTN Financial Services revenue grew 41% during 1996, adding to its bullish 35% compounded revenue growth for the past 5 years. DTN Financial Services' objective is to provide a comprehensive in-depth service at an affordable cost to its subscribers. This objective will remain very important due to the highly competitive nature of this business. The "a la carte" optional services offered to subscribers give them an even larger variety of information. Contents of all DTN Financial Services are broader in scope and cost less than competitive services. This combination allows the services to continue maintaining a competitive advantage in its market niches.

DTN SPECTRUM

SERVICE REVIEW
        DTN SPECTRUM was released in November, 1995, and is an enhanced version of DTN Wall Street utilizing the ACE technology. The service provides many additional features and functions that appeal to a wider market. This service provides advanced quote selection and custom programming along with alarms, news search and charting capabilities.
        DTN SPECTRUM is being very well received by new subscribers and existing subscribers who are electing to "switch-up" to gain use of the advanced features of the service. DTN SPECTRUM subscription sales accounted for 54% of DTN Financial Services new subscription sales during 1996.
        An extension of DTN SPECTRUM is the DTN SPECTRUM R-T service. DTN SPECTRUM R-T marked the entry by DTN Financial Services into the real-time commodity quotes market during 1996. This service provides a mix of exchange-delayed quotes along with the subscriber's choice of real-time futures quotes. By year-end 1996, this higher revenue and higher margin service was generating 21% of the total DTN SPECTRUM subscription sales.
        DTN SPECTRUM and DTN SPECTRUM R-T are available on the color platform by Ku-band satellite transmission and are currently priced at $68 and $118 per month, respectively.

DTN Wall Street

SERVICE REVIEW
        DTN Wall Street provides exchange-delayed quotes on stocks, bonds, mutual and money market funds, futures, interest rates, currencies and real-time index quotes. This service also provides in-depth economic, financial and business news and other time-sensitive (NEWS... NOT HISTORY) financial market information such as company-specific news and earnings. This service allows subscribers to custom program the system to track their selection of financial quotes.
         The majority of subscribers to DTN Wall Street are individual investors, and the balance of subscribers are independent brokers, financial advisors and financial institutions. The primary competition for DTN Wall Street are satellite, TV cable (VBI), Internet and dial-up quote services.
        DTN Wall Street is available on the monochrome platform by Ku-band satellite and TV cable (VBI) transmission and is currently priced at $44 per month.

DTN FirstRate

SERVICE REVIEW
        DTN FirstRate is a service for the mortgage industry providing wholesale mortgage rates in an easy-to-use standard format and intra day interest rate information to indicate the direction of mortgage loan rates. This service also provides subscribers with snapshots of real-time rates from Fannie Mae and Freddie Mac plus other news, commentary and analysis for mortgage lenders.
        Sales for DTN FirstRate during 1996 remained slow. In October 1996, DTN FirstRate+ was made available on the ACE platform. This service, named DTN FirstRate+, provides many more useful features which are proving to be appreciated by new subscribers. Marketing for DTN FirstRate is now all being done by DTN Financial Services' institutional sales group which assists direct sales of this service by DTN's national sales force. We believe the availability of DTN FirstRate+ on the ACE platform and a more focused marketing effort will lead to higher sales in 1997.
        DTN FirstRate is available on the monochrome platform by Ku-band satellite or TV cable (VBI) transmission and is currently priced at $98 per month. DTN FirstRate+ is currently available on the ACE platform via Ku-band satellite transmission for $129 per month.

DTN GovRAte

SERVICE REVIEW
        DTN GovRate provides executable U.S. government security quotes. These real-time prices are provided from a primary dealer, the former Discount Corporation of New York (DCNY), now operated as a division of Zions First National Bank. The Company views this service as an important development for financial institutions. DTN GovRate is providing opportunities for small to mid-size banks, public and corporate treasurers, and independent brokerage firms to participate in trading of U.S. government securities. Zions First National Bank facilitates this by offering odd lot trading and repurchase agreements.
        This service is currently available on the monochrome platform by Ku-band satellite or TV cable (VBI) transmission for $34.95 per month and is also currently available on the ACE platform by Ku-band satellite transmission for $68 per month.

DTN Broker+

SERVICE REVIEW
        DTN Broker+ is a modified version of DTN SPECTRUM with enhancements designed specifically to serve independent securities brokers and financial advisors. Marketing for DTN Broker+ is all done by DTN Financial Services institutional sales group which assists direct sales of this service by DTN's national sales force.
        DTN Broker+ provides a comprehensive source of market data and time-sensitive, market moving news. It is a low cost alternative source of news and delayed market quotes in its targeted market niche.
        DTN Broker+ is available on the ACE platform by Ku-band satellite transmission and is currently priced at $73 per month. An extension of DTN Broker+, which provides real-time futures quotes, is currently offered for $123 per month on the ACE platform by Ku satellite transmission.

1996 FINANCIAL SERVICES HIGHLIGHTS
         The enhanced version of DTN Wall Street utilizing ACE technology, DTN SPECTRUM, was well received during 1996, the first full year of marketing and delivering this service. A majority of the 41% revenue growth for DTN Financial Services during 1996 is attributable to DTN SPECTRUM. DTN Financial Services reorganized its sales and marketing operations into two groups during 1996. One group is responsible for sales to individual investors and the second group is responsible for sales to institutional subscribers. The investor sales and marketing efforts continue to be directed from our Omaha headquarters. The institutional sales and marketing efforts are being directed from the DTN Financial Services office in Salt Lake City.
        The DTN Financial Services' investor sales and marketing group continues to do direct response marketing utilizing mostly television, print media and direct mail supported by inbound telemarketing. The institutional sales and marketing group utilizes DTN's national sales force to make direct sales to its institutional subscribers such as banks, public and corporate treasurers, independent brokers and financial planners.
        A mid-year development that has enhanced the DTN Financial Services is the development and release of a software program, DTN Chameleon, which enables subscribers to automatically download from the DTN receiver into their PC and thereby customize the use of the quotes and news to their personal needs. DTN Chameleon also provides a universal and seamless interface to most other
proprietary   software
programs used for technical analysis and portfolio management. This almost universal compatibility makes DTN Financial Services an appealing, comprehensive and low cost source of market data for thousands of users of these software programs.
--------------------------------------------------------------------------------
DTN ENERGY SERVICES
--------------------------------------------------------------------------------
The energy related services include DTNergy for the refined fuels, natural gas industries and electric industries.

DTNERGY


                                   1992      1993      1994      1995      1996
DTN Energy Services Revenue
        ($ millions)                2.9       4.9       7.2      10.0      12.2

SERVICE REVIEW
        DTNergy is a service providing pricing information and communication services for the petroleum industry. This service consists of several pages of delayed energy futures and options quotes plus selected news and financial information. DTNergy is designed to connect refiners (producers of refined fuels) to wholesalers (distributors of refined fuels). The refiner sends refined fuel prices to wholesalers they have authorized to receive this information. The refiner also has the capability to send terminal alerts, electronic funds transfer notifications, invoices, and other communications to the wholesaler. DTNergy subscribers can select from a variety of optional services to give them even more prices or news related to the petroleum industry.
        The strength of the DTNergy service is the ability to deliver, within seconds, accurate refiner terminal prices and other vital communications to the wholesalers. This service is more reliable, timely and less expensive than the competition, which utilize telephone delivered printer-only systems and FAX services.
        DTNergy generates revenue from two primary sources, the wholesaler and the refiner. Wholesalers currently pay a monthly subscription fee of $38.00 for the monochrome Ku-band satellite service. Refiners pay fees based on the number and length of communications sent to wholesalers.
        DTNergy also has an information service for the natural gas and electric industries. Subscribers receive instant or delayed NYMEX energy futures and options quotes, a comprehensive weather package and industry specific news and market information. This service is marketed to energy producers and generators, transporters, marketers, utilities and larger energy consumers. The service is available on color Ku-band satellite and is currently priced at $130 a month with 30-minute delayed quotes and $170 a month with real-time quotes.

1996 DTN ENERGY SERVICES HIGHLIGHTS
        The DTN Energy Services had another very good year in 1996, with total revenue growth of more than 22% between the two product groups that make up DTNergy. The market information and messaging services provided to refiners and their distributors continues to be the first choice of the industry for the distribution of terminal prices, funds transfer notifications and electronic invoices. The DTNergy system now carries more than two million messages a month for this industry. Total revenue growth for the Refined Fuels service was 19% for the year. Although the subscriber base receiving market information via DTN's satellite receiver system is nearing maturity, growth potential still exists in niche areas such as refiner communications to commercial and industrial customers and fax communications to smaller fuel distributors.
        The deregulation of the natural gas and electric markets along with the growth of trading in these commodities will continue to increase the need and value of market quotes and information to these industries and their customers. DTN's strategy is to become a key player in these industries and the Company began providing market quotes and weather information to customers via their local area networks (LAN's) in 1996. The future services and market positioning are being addressed related to providing Internet services and strategic industry alliances which could have a positive impact on the future of the DTN Energy Services.
--------------------------------------------------------------------------------
DTN Auto Services
--------------------------------------------------------------------------------
SERVICE REVIEW


GRAPH IN TABULAR FORM:

                                         1994          1995           1996
                                         ----          ----           ----
DTN Auto Services Revenue
      ($ Millions)                        0.0           0.7            1.4

DTNauto

        DTNauto is a communication and information service for the automobile industry. This service offers automobile dealers precision information to value trade-ins and locate used car inventory plus a host of other information and convenient features. Automobile auction companies and manufacturers are able to communicate directly with the dealers.
        DTNauto provides information on pre-auction automobile listings, results of past auctions, new and used car industry news, weather and other news. The service allows subscribers to perform searches of the auction listings, upcoming and past, for specific automobile information.
        The service offers a variety of optional services providing information on credit reporting (CREDCO), vehicle histories (CARFAX), warranty information (The Warranty Guide) and residual value of leased vehicles (Lease Guide). The CARFAX and CREDCO optional services extensively utilize the internal modem to send and receive information. These services create a more comprehensive information service that puts the subscriber in the drivers seat.
        This service is being marketed by the DTNauto sales force to automobile dealers across the United States. This service is available by color Ku-band satellite transmission and is currently priced at $98 per month.

1996 DTNAUTO HIGHLIGHTS
        The driving force that fuels the DTNauto service remains the pre-auction listings of used cars at more than 125 auctions across the country and AuctionNet, a wholesale pricing service. DTNauto established remarketing and communication networks giving the manufacturers the ability to communicate with the dealers. These included Lexus, Mazda, Chrysler, American Honda, Subaru and Kia. A remarketing segment was also established for the following rental car companies: Avis, Dollar, Enterprise and Thrifty.
--------------------------------------------------------------------------------
JOINT VENTURE SERVICES
--------------------------------------------------------------------------------

GRAPH IN TABULAR FORM:
                                         1994          1995           1996
                                         ----          ----           ----
DTN Joint Ventures Services Revenue
           ($ Millions)                   0.0           0.7            1.4

        DTN has joined  forces with other  companies  to market  their  services
using  the  Company's   technology.   The  services  are  TracElectric  and  DAT
Transportation Terminal.

TRACELECTRIC

SERVICE REVIEW
        TracElectric is an equipment locator service for the electrical equipment industry. This service provides over 100 pages of new, remanufactured, surplus and used electrical equipment listings. The service connects buyers and sellers throughout the U.S. and Canada. This service is available by monochrome Ku-band satellite and DTN receives a percentage of the revenue.

DAT Services

SERVICE REVIEW
        The DAT (Dial-A-Truck) Transportation Terminal (DAT) service, located in Beaverton, OR, is an information communication system for the trucking industry. The service provides load and truck matching performed on a database of 30,000 listings updated daily.
        DAT service allows subscribers to input their own listings into the ACE receiver and send this information to the database using the internal modem. This service provides the subscriber the ability to perform extensive searches to locate loads and trucks and set alarms to alert the user that a match has occurred. The service also provides regional radar maps of major highways and interstates, transportation news, diesel fuel prices and other financial information related to the trucking industry.
        The target market includes all freight brokers and carriers throughout U.S. and Canada. This service is available by color Ku-band satellite and DTN receives a monthly fee per receiver.

--------------------------------------------------------------------------------
                            SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

GRAPHS IN TABULAR FORMS:

% of Total Revenues:
                              1996      1995      1994
                              ----      ----      ----
DTN Ag Services                71%       71%       73%
DTN Financial Services          9%       10%       11%
DTN Energy Services            12%       16%       16%
DTN Weather Services            6%        2%        -
Other Services                  2%        1%        -


% of Subscribers At Year End:
                              1996      1995      1994
                              ----      ----      ----
DTN Ag Services                80%       78%       81%
DTN Financial Services          8%       10%       10%
DTN Energy Services             5%        8%        8%
DTN Weather Services            5%        3%        -
Other Services                  2%        1%        1%


                                       1996              1995              1994              1993             1992
------------------------------------------------------------------------------------------------------------------------------------
For the Year:

Revenues                                        $  98,383,713     $  62,287,989     $  46,109,789     $  35,992,754    $  26,816,254
Operating income                                    6,920,791         4,343,252           694,560         2,408,868        2,995,319
Income (loss) before income taxes                  (1,404,306)         (397,076)       (2,422,738)        1,020,831        2,051,352
Net income (loss)                                    (985,306)         (283,076)       (1,602,738)          663,831        1,351,352

Net income (loss) per share                              (.09)             (.03)             (.16)              .07              .14
Dividends per share                                      --                   -                 -                 -                -
------------------------------------------------------------------------------------------------------------------------------------
At Year End:

Total assets                                    $ 177,729,762     $  92,672,050     $  71,459,356     $  57,242,313    $  38,260,351
Long-term debt and
 subordinated notes                                97,747,823        47,020,527        33,982,814        25,375,000       13,677,083
Stockholders equity                                28,290,289        12,876,965        12,706,978        12,780,477       12,167,584

          16

--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
FINANCIAL CONDITION

GENERAL OVERVIEW

        The equipment used by subscribers is a large capital investment for the Company. This equipment accounts for 65% of the Company's total assets. The Company has also made significant investments during 1995 and 1996 to acquire subscribers. The net intangible asset (goodwill) resulting from the acquisition of subscribers is 21% of the Company's total assets. The acquisition of subscribers is expected to enhance the operating performance and financial condition of the Company. The investments in subscriber equipment will require the Company to increase long-term debt until cash generated from operating activities is sufficient to support future investments. The Company's strategy is to utilize long-term debt financing versus equity whenever possible to prevent the dilution of shareholders value.

NET CASH PROVIDED BY OPERATING ACTIVITIES

        Net cash provided by operating activities in 1996 was $33,777,467 compared to $16,623,310 in 1995. This increase of $17,154,157 was primarily the result of the $17,223,026 increase in operating cash flow plus $3,438,972 of additional cash generated from the change in assets and liabilities, including taxes, offset by the $3,634,158 increase in interest expense related to the Company's investing activities.

NET CASH USED BY INVESTING ACTIVITIES

        Net cash used by investing activities in 1996 was $106,290,603 compared to $29,427,948 in 1995. This increase is primarily due to the purchase of equipment used by subscribers and the purchase of Broadcast Partners. The expenditures on equipment used by subscribers are primarily for color receivers and related equipment.

        The investment in color receivers and related equipment is a direct result of the growth in the Company's subscriber base and equipment needed to support trial and complimentary subscriptions related to marketing. In addition, approximately 3,500 monochrome system (FM and Ku) subscribers upgraded to the color Ku-band system with over 60% of these conversions involving DTN AgDaily subscribers and the remaining 40% were DTN Wall Street subscribers converting to DTN SPECTRUM. The conversion of approximately 2,200 subscribers from DTN AgDaily on the color Ku-band system to other more advanced Ku-band services such as DTN Pro Series, DTNstant/Knight Ridder, DTNiron, DTN PROduce and DTN Weather Center resulted in upgraded equipment. The acquisition of Knight Ridder customers resulted in approximately 1,400 systems being installed during 1996 for customers added in 1995.

        DTN increased its inventory of color receivers and components to build color receivers during 1996. At December 31, 1996 the Company had approximately $10,000,000 of inventory compared to $5,000,000 in 1995. This build up of inventory occurred due to advance commitments on inventory purchases. The Company adjusted production schedules during the fourth quarter and will reduce this inventory to a level adequate to supply forecasted sales activity. The reduced production of color systems should reduce borrowing requirements in the first quarter of 1997.

        The Company had approximately 39,000 monochrome customers at December 31, 1996. The Company utilizes monochrome receiver equipment coming in from conversions for new DTN AgDaily, DTN Wall Street and DTNergy subscribers. DTN will continue to research new markets for monochrome system services but at this time the Company's management believes the prospects are higher for more color system based services.

        As it relates to the Company's investing activities, the Company had negative working capital of $14,748,094 at December 31, 1996, compared to $10,471,938 in 1995. The increase in the working capital deficiency was primarily due to the Broadcast Partners acquisition which contributed to the growth in accrued expenses of $3,061,044 for acquisition start-up costs and the growth in the current portion of long-term debt of $6,055,625 from additional term debt borrowing needed to finance the acquisition.

        The working capital deficiency created by the increases in accrued expenses and current portion of long-term debt was offset by an increase in accounts receivable of $3,177,190 from December 31, 1995 to 1996. Accounts receivable increased due to the 52% increase in total subscribers and $3,129,400 was a direct result of the Broadcast Partners acquisition.

        On July 26, 1995, the Company entered into an agreement with KRF to acquire 2,900 Knight Ridder Commodity News Service subscribers. The Company agreed to pay KRF approximately $4,970,000 for these subscriber over two years. The Company agreed to pay $1,500,000 at closing and $1,500,000 one year from the closing. The remaining $1,970,000 was based on future revenue sharing from company estimates and is scheduled to be paid quarterly during the first two years of this agreement. The purchase price is being capitalized as an intangible asset (goodwill) and is being amortized using the straight line method over eight years.

        On May 3, 1996, the Company acquired substantially all of the assets of Broadcast Partners, an electronic information and communications services company providing similar services as DTN in the agricultural industry for $63.5 million cash and the assumption of certain "non-interest" bearing current liabilities of approximately $9.8 million. The Company received 39,000 agricultural subscribers in this acquisition to bring the Company's total subscribers to 145,900 at December 31, 1996.

                                                                 17

        The Broadcast Partners acquisition was financed with a combination of $15 million of privately placed common stock equity and $48.5 million of six year term debt (see note 3). Included in the acquisition was approximately $38.2 million of equipment used by subscribers and other equipment, which is being capitalized and amortized using the straight line method over five years. Approximately $35.2 million was capitalized as an intangible asset (goodwill) and is being amortized using the straight line method over eight years.

NET CASH PROVIDED BY FINANCING ACTIVITIES

        Net cash provided by financing activities of $72,441,171 was the result of an increase in total debt outstanding (current and long-term) of $56,703,541 and the private placement of 948,000 shares (split adjusted, see note 6) for $15,010,000. The increase in debt outstanding included $48,490,000 of six year term borrowings used to fund the acquisition of Broadcast Partners with the remaining debt used for subscriber growth, conversions and subscriber equipment inventory. The private placement of $15,010,000 of equity was used to fund the balance of the acquisition of Broadcast Partners. The Company made principal payments of $9,036,459 on bank term debt during 1996.

        DTN anticipates that internally generated cash flow and bank credit lines will be sufficient to fund operating activities, capital expenditures and principal payments on long-term debt.

FACTORS THAT MAY AFFECT FUTURE RESULTS

        The Company believes that inflationary trends have a limited effect on the business. However, since a large percentage of the Company's subscribers and revenues are related to agricultural industries, the general state of the agricultural economy may impact the Company's business operations and financial condition.

RESULTS OF OPERATIONS

GRAPH IN TABULAR FORM:

                          1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
Operating Cash Flow
    ($ millions)           9.9      12.9      15.8      23.2      40.4

GENERAL OVERVIEW
        The financial dynamics of DTN's business operations are similar to businesses that sell monthly subscriptions such as electronic publications and communications and cable TV companies. The financial dynamics are such that DTN makes an initial investment of variable marketing costs to obtain new subscribers (generally a one year subscription agreement) and the Company makes a capital expenditure to provide the subscriber with the necessary equipment to receive the Company's services.

        In addition, DTN has a level of fixed costs, such as FM and Ku satellite leases, certain news and quote providers, and administrative expenses, not directly affected by the number of subscribers receiving the Company's services.

        DTN's operating cash flow (operating income before depreciation and amortization expense), a key indicator monitored by DTN management, has increased at a compounded growth rate of 42% from 1992 to 1996. This trend is primarily the result of a growing base of subscribers covering the Company's fixed expenses. The following graph details the trend in operating cash flow as a percentage of revenue to illustrate operating leverage.

GRAPH IN TABULAR FORM:

                        1992      1993      1994      1995      1996
                          ----      ----      ----      ----      ----
Operating Cash Flow
(percent of revenue)       37%       36%       34%       37%       41%

        The Company has operating leverage due to low variable cost per subscriber. This leverage is present when a growth in subscribers and related revenues has a direct impact on operating cash flow. This leverage, as seen in the 1992 to 1994 periods, can be negatively impacted by the Company increasing the amount committed to research and development activities.

        DTN accumulates research and development activities as "Net Development Costs". The Company defines "Net Development Costs" as 1) market research activities, 2) hardware and software engineering, research and development, and
3) the negative operating cash flow (prior to corporate allocations plus interest) of new services. The Company includes new services in the "Net Development Costs" classification until the service shows positive cash flow prior to corporate administrative allocations plus interest for a full quarter. The service becomes a core ser-vice after reaching this level in the development process.

        During  the  1992  through  1994  period,   the  Company  was  expanding
development activities (see chart on page 3) quite rapidly therefore negatively impacting operating cash flow on a total and percentage basis.

        During 1995, the success of subscription sales of the new developmental services decreased net development costs. While the overall developmental expenses increased, the growth rate of developmental related expenses declined in 1995 compared to 1994. The result, operating cash flow as a percentage of revenue increased to 37% in 1995 compared to 34% in 1994. Core services operating cash flow as percentage of core services revenue improved to 44.4% in 1995 compared to 43.8% in 1994.

        Finally, during 1996, DTN expanded it developmental activities with net development costs growing from $3.7 million in 1995 to $5.3 million in 1996. The Company's increased efficiencies on a per subscriber per month basis and the acquisition of subscribers from Broadcast Partners contributed to an increase in operating cash flow as a percentage of revenue from 37% in 1995 to 41% in 1996. Operating cash flow as a percentage of revenue, excluding the acquisition of Broadcast Partners, was 37% in 1996. The expansion of developmental activities was offset by increased efficiencies on a per subscriber per month basis. Core services operating cash flow as a percentage of core services revenue improved to 47.4% in 1996 compared to 44.4% in 1995. Core services operating cash flow as percentage of core services revenue, excluding the acquisition of Broadcast Partners, was 44.3% in 1996 compared to 44.4% in 1995.

1996 COMPARED TO 1995

        DTN's management team remained focused on growing subscribers, revenues and operating cash flow during 1996. The acquisition of Broadcast Partners and a focus on improving subscriber efficiencies led to outstanding operating results as compared to the prior year. Operating income improved but higher interest expense linked to the expansion of the business and the acquisition of Broadcast Partners resulted in a loss for the year.


(In thousands)                              1996           1995        % Change

Subscribers                                145.9           95.9             52%
Revenues                                 $98,384        $62,288             58%
Operating cash flow                       40,377         23,154             74%
Operating income                           6,921          4,343             59%
Net Loss                                    (958)          (283)          (239%)

        Total revenue increased 58% in 1996 compared to 1995 and all operating revenue categories made significant contributions to this increase. Operating revenues consisting of subscriptions, additional services, communications and advertising increased to $60.92 per subscriber per month in 1996 compared to $55.70 in 1995.

        A 52% growth in total subscribers and subscribers upgrading to higher priced services led to a 63% growth in subscription revenue. On May 3, 1996, the Company acquired approximately 39,000 subscribers from Broadcast Partners receiving agricultural information and communications services. The subscriber growth for DTN without the acquisition of Broadcast Partners was 11,000 subscribers, a growth of 11.5%, and subscription revenue related to this subscriber growth was up 34% in 1996 compared with 1995. At December 31, 1996, 88% of total subscribers were receiving service via Ku-band satellite transmission compared to 77% in 1995. All acquired subscribers were receiving service via Ku-band satellite transmission. Subscription revenue on a per subscriber per month basis increased to $49.24, compared to $43.60 in 1995.

        The price of Ku-band satellite delivered services ranged from $35 for monochrome DTN AgDaily to $160 for the color DTNstant service during 1996. The price of Ku-band satellite delivered services ranged from $33 for monochrome DTN AgDaily to $160 for the color DTNstant service during 1995. The price of the monochrome FM delivered DTN AgDaily (the only FM service) was $27 in 1996 and $26 in 1995.

        The subscribers converting to higher priced services includes those that switched from the monochrome FM or Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN AgDaily, priced at $50 in 1996 ($46 prior to June 1,
1996) and $46 in 1995. Subscribers continued to convert from the color Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN Pro Series which ranged in price from $63 ($59 prior to June 1,1996), for one Pro Series service, to $79 ($74 prior to June 1,1996), for all four Pro Series services (DTN Premier), in both 1996 and 1995. The DTN Premier and Stock Pro, DTN Premier Plus, was priced at $82 a month in 1996 ($78 prior to June 1, 1996) and $78 a month in 1995.

        The Company increased the number of information services through "a la carte" optional services (180 in 1996 versus 100 in 1995). The growth in services combined with the growth of total subscribers and the acquisition of Broadcast Partners resulted in a 48% increase in additional services revenue. The additional services revenue growth, excluding the acquisition of Broadcast Partners, was 30% in 1996. The revenue increased on a per subscriber per month basis to $3.80 in 1996 compared to $3.70 in 1995.

        The growth in communications revenue was primarily in the DTNergy service. The DTNergy service transmits refiner prices and communications to wholesaler/subscribers. The number of refiner communications continued to rise and produced a revenue growth of 28% over 1995 levels. The revenue decreased on a company wide per subscriber per month basis to $5.78, down from $6.49 in 1995. This decrease is due to spreading communications revenue over a larger base of subscribers, with the largest increase coming from the acquisition of Broadcast Partners.

        Advertising revenue grew 58% to $3,198,300 in 1996 compared to $2,022,500 in 1995. This growth was due to an increase in the acceptance of the color system as an electronic medium, the acquisition of Broadcast Partners and less discounting due to the increased subscriber base

                                                                 19
associated with the acquisition. Advertising revenue growth, excluding the acquisition of Broadcast Partners, was 30% in 1996. Advertising revenue increased on a company wide per subscriber per month basis to $2.10 in 1996, up from $1.89 in 1995.

        Service initiation fees, the Company's up-front one-time charges to new subscribers ranged from $150 to $495 in 1996 and from $150 to $295 in 1995 depending on the service and information distribution technology. Initiation fees for subscribers that convert to another service or change delivery technology (such as FM to Ku) ranged from $50 to $100 depending on the service in 1995 and 1996. The total fees collected increased 66% in 1996 to $5,560,100 compared to $3,357,300 in 1995. The increase was due to increased sales activity related to the expansion of the national sales force, reduced discounting in the agricultural related services and an increase in conversions from DTN Wall Street to DTN SPECTRUM. Service initiation fee revenue, excluding the acquisition of Broadcast Partners, was 53% in 1996.

        Total operating expenses increased 58% in 1996 over 1995. This increase was due to a 45% increase in selling, general and administrative costs, a 71% increase in sales commissions and a 78% increase in depreciation and amortization. These expenses (excluding the sales commission costs) increased on a per subscriber per month basis to $54.07 in 1996 compared to $49.75 in 1995.

        Selling, general and administrative expenses on a per subscriber per month basis increased to $32.12, up slightly from 31.97 in 1995. These costs were flat due to efficiency gains from spreading costs over a larger base of subscribers obtained from an expanded sales force and from acquisitions. Selling, general, and administrative expenses as a percentage of revenue decreased from 54% in 1995 to 50% in 1996. Selling, general and administrative expenses as a percentage of revenue, excluding the acquisition of Broadcast Partners, decreased to 53%.

        Sales commissions are generated from new subscription sales and revenues related to the DTNergy service. Sales commissions increased 71% during 1996 compared to 1995. This increase is due to higher subscription sales, incentive programs to the national sales force and sales management related to the rapid expansion and 22% higher revenues in DTNergy. Sales commissions growth, excluding the acquisition of Broadcast Partners, was 60% in 1996.

        Depreciation and amortization expense primarily increased due to the purchase of $37,400,000 of new equipment used by subscribers and the acquisition of Broadcast Partners. The Company acquired and capitalized approximately $38.2 million of equipment and $35.2 million of intangible assets related to the acquisition. The Company began using a six year life for depreciating subscriber equipment in July of 1992 compared to an eight year life prior to the change. The Company is depreciating the equipment acquired in the acquisition of Broadcast Partners over a five year life and is amortizing the intangible assets from this acquisition over an eight year life beginning in May of 1996.

        Operating income increased 59% to $6,920,800, up from $4,343,200 in 1995 as a result of the growth in revenues and expenses discussed above. Operating cash flow grew 74% to $40,377,400, up from $23,154,400 in 1995.

        Interest expense increased 76% in 1996 compared to 1995. The increase is related to borrowings to finance new subscriber equipment and the acquisition of Broadcast Partners. The Company increased the revolving credit line borrowings from $21,250,000 at December 31, 1995 to $38,500,000 at December 31, 1996. The
Company borrowed $48,490,000 to acquire Broadcast Partners.

        The Company's federal and state effective tax rate was 32% and 29% for 1996 and 1995, respectively.

1995 COMPARED TO 1994

        The growth in subscribers, revenues and operating cash flow, three major indicators used by DTN management to monitor company performance, highlighted an outstanding year. Operating income improved dramatically but higher interest expense led to a net loss for the year.

(In thousands)                             1995            1994         % Change

Subscribers                                95.9            82.0              17%
Revenues                                $62,288         $46,110              35%
Operating cash flow                      23,154          15,751              47%
Operating income                          4,334             695             524%
Net loss                                   (283)         (1,603)             82%


        Total revenue increased 35% in 1995 compared to 1994 due to growth in all operating revenue categories. Operating revenues consisting of subscriptions, additional services, communications and advertising increased to $55.70 per subscriber per month in 1995 compared to $46.74 in 1994.

        A 17% growth in total subscribers combined with subscribers upgrading to higher priced services led to a 36% growth in subscription revenue. In July 1995, the Company acquired approximately 2,900 subscribers receiving real-time futures and option quotes from Knight Ridder Financial Commodity Center. At December 31, 1995, 77% of total subscribers were receiving service via Ku-band satellite transmission compared to 72% in 1994. Subscription revenue on a per subscriber per month basis increased to $43.60, compared to $36.14 in 1994.

        The price of Ku-band satellite delivered services ranged from $32.99 for monochrome DTN AgDaily to $159.99 for the color DTNstant service during 1995. The price of Ku-band satellite delivered services ranged from $30.99 for monochrome DTN AgDaily to $159.99 for the color DTNstant service during 1994. The price of the monochrome FM delivered DTN AgDaily (the only FM service) was $25.99 in 1995 and $23.99 in 1994.

        The subscribers converting to higher priced services primarily switched from the monochrome FM or Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN AgDaily, priced at $45.99 in 1995 and 1994 ($43.99 prior to August 15, 1994). Subscribers continued to convert from the color Ku-band satellite DTN AgDaily service to the color Ku-band satellite DTN Pro Series which ranged in price from $58.99, for one Pro Series services, to $73.99, for all four Pro Series services (DTN Premier), in 1995 and 1994. The DTN Premier and Stock Pro, DTN Premier Plus, was priced at $78.00 a month in 1995.

        The Company continued to increase the offering of information services through "a la carte" optional services (100 in 1995 versus 80 in 1994). The growth in services combined with the growth of total subscribers resulted in an 11% growth in additional services revenue to $3,917,600 in 1995 compared to $3,526,300 in 1994. The Ag, Wall Street and Energy services all contributed to this growth. The revenue decreased on a per subscriber per month basis to $3.70 in 1995 compared to $3.76 in 1994.

        The growth in communications revenue was primarily in the DTNergy service. The DTNergy service transmits refiner prices and communications to wholesalers/subscribers. The number of refiner communications continued to increase in 1995. The revenue increased on a company wide per subscriber per month basis to $6.49 in 1995, up from $4.99 in 1994.

        Advertising revenue grew 16% to $2,022,500 in 1995 compared to $1,738,800 in 1994. The growth was due to increased acceptance of the DTN color receiver system as a medium for advertising agricultural products and services. Other contributing factors were a positive agriculture economy and modest price increases for advertising on the color system.

        Service initiation fees, the Company's up-front one-time charges to new subscribers ranged from $150 to $295 depending on the service and information distribution technology in 1994 and 1995. Initiation fees for subscribers that convert to another service or change delivery technology (FM to Ku) ranged from $50 to $100 depending on the service in 1994 and 1995. The total fees collected increased 51% in 1995 to $3,357,300 compared to $2,227,500 in 1994. The increase was primarily due to an increase in new subscription sales. The Company's discounting of initiation fees to respond to competition or slower sales in the ag market during the seasonally slower summer months was consistent with 1994.

        Total operating expenses increased 28% in 1995 over 1994. This increase was due to a 27% increase in selling, general and administrative costs, a 46% increase in sales commissions and a 25% increase in depreciation. These expenses (excluding the sales commission costs) increased on a per subscriber per month basis to $49.75 in 1995 compared to $44.49 in 1994.

        Selling, general and administrative expenses on a per subscriber per month basis increased to $31.97, up from $28.45 in 1994. This increase was primarily the result of the increase in variable costs to support a 17% increase in subscribers, sales force expansion and teleservices support (telesales and customer service), internal administrative enhancements and net development costs related to new service development. All of these expenditures were important for the Company to accomplish the aggressive sales growth planned in 1995 and beyond.

        Sales commissions are generated from increased subscribers and revenues in the DTNergy service. Sales commissions increased 46% during 1995 compared to 1994. This increase is due to higher subscription sales, continued incentive programs to the sales force and 39% higher revenues in DTNergy. DTNergy sales commissions are based on a combination of total subscribers and revenues.

        Depreciation and amortization expense primarily increased due to the purchase of over $23,700,000 of new equipment used by subscribers. The Company began using a six year life for depreciation purposes in July of 1992 compared to an eight year life prior to the change.

        Operating income increased significantly due to the Company's growth in total revenues and a declining growth rate in the operating expenses discussed above. Operating cash flow grew 47% to $23,154,400, up from $15,750,700 in 1994.

        Interest expense increased 52% in 1995 over 1994. The rise was primarily due to borrowings necessary to finance the purchase of new subscriber equipment, an increase in the prime rate during 1994 and 1995 along with the addition of $15,000,000 of 11.25% subordinated debt in July of 1994.

        The Company's federal and state effective tax rate was 29% for 1995 and 35% for 1994.

--------------------------------------------------------------------------------
                                     NOTES
--------------------------------------------------------------------------------
          22

--------------------------------------------------------------------------------
                              RESPONSIBILITIES
--------------------------------------------------------------------------------
Managements Responsibility for Financial Statements

To Our Stockholders:

        The management of Data Transmission Network Corporation is responsible for the preparation, integrity and objectivity of the accompanying financial statements and related notes. To meet these responsibilities, we maintain a system of internal controls to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded.
        The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based upon our estimates and judgments, as required. The financial statements have been audited by Deloitte & Touche LLP who have expressed their opinion, presented below, with respect to the fairness of the statements. Their audit included a review of the system of internal control and tests of transactions to the extent they considered necessary to render their opinion.
        The Audit Committee of the Board of Directors is composed solely of outside directors. The Audit Committee meets periodically with our independent auditors and management to review accounting, auditing, internal control and financial reporting matters.





Roger R. Brodersen                                Brian L. Larson
Chairman of the Board                             Vice President
Chief Executive Officer                           Chief Financial Officer
                                                  Secretary and Treasurer
--------------------------------------------------------------------------------
Independent Auditors' Report

Board of Directors and Stockholders
Data Transmission Network Corporation

        We have audited the accompanying balance sheets of Data Transmission Network Corporation as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such financial statements present fairly, in all material respects, the financial position of Data Transmission Network Corporation as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.





Deloitte & Touche LLP
January 31, 1997
Omaha, Nebraska

--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------
As of December 31,                                                                        1996               1995
------------------------------------------------------------------------------------------------------------------
ASSETS

Current Assets:
        Cash                                                                $          708,053      $     780,018
        Accounts receivable, net of allowance for
                doubtful accounts of $520,000 and $300,000                           9,653,766          6,476,576
        Prepaid expenses                                                               583,985            474,135
        Deferred commission expense                                                  2,807,330          2,076,262
                Total Current Assets                                                13,753,134          9,806,991

Property and Equipment
        Equipment Used By Subscribers                                              203,310,661        130,266,792
        Equipment and Leasehold Improvements                                        19,702,330         13,952,173
                                                                                   223,012,991        144,218,965
        Less: Accumulated Depreciation                                              98,564,288         67,909,419
                Net Property and Equipment                                         124,448,703         76,309,546

Intangible Assets From Acquisitions, net of accumulated
        amortization of $3,871,956 and $258,850                                     36,517,799          4,711,150

Other Assets                                                                         3,010,126          1,844,363

                                                                                   177,729,762      $  92,672,050
------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities:
        Accounts payable                                                         $   7,485,517      $   9,385,812
        Accrued expenses                                                             5,923,628          1,856,659
        Current portion of long-term debt                                           15,092,083          9,036,458
                Total Current Liabilities                                           28,501,228         20,278,929

Long-Term Debt                                                                      83,184,373         32,536,457
Subordinated Long-Term Notes, net of unamortized
        discount of $436,550 and $595,310                                           14,563,450         14,484,070
Equipment Deposits                                                                     515,142            541,720
Unearned Revenue                                                                    22,675,280         11,953,909

Stockholders Equity:
        Common stock, par value $.001, authorized
                20,000,000 shares, issued 11,074,224 and 10,126,224                     11,074              3,375
        Paid-in capital                                                             30,025,990         14,422,689
        Retained earnings (deficit)                                                 (1,404,602)          (497,687)
        Treasury stock, at cost, 45,919 and 180,945 shares                            (342,173)        (1,051,412)
                Total Stockholders Equity                                           28,290,289         12,876,965
                                                                                 $ 177,729,762      $  92,672,050
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                      1996                  1995                    1994
------------------------------------------------------------------------------------------------------------------------------------
REVENUES:

        Subscriptions                                                    $ 75,019,826           $ 46,126,332           $ 33,936,160
        Additional services                                                 5,792,799              3,917,631              3,526,295
        Communication services                                              8,812,718              6,864,275              4,680,987
        Advertising                                                         3,198,321              2,022,440              1,738,830
        Service initiation fees                                             5,560,049              3,357,311              2,227,517
                                                                           98,383,713             62,287,989             46,109,789

EXPENSES:

        Selling, general and administrative                                48,944,027             33,827,282             26,715,251
        Sales commissions                                                   9,062,258              5,306,305              3,643,811
        Depreciation and amortization                                      33,456,637             18,811,150             15,056,167
                                                                           91,462,922             57,944,737             45,415,229

OPERATING INCOME                                                            6,920,791              4,343,252                694,560

        Interest expense                                                    8,432,270              4,798,112              3,158,106
        Other income, net                                                     107,173                 57,784                 40,808

LOSS BEFORE INCOME TAXES                                                   (1,404,306)              (397,076)            (2,422,738)

        Income tax benefit                                                   (446,000)              (114,000)              (820,000)

NET LOSS                                                                 $   (958,306)          $   (283,076)          $ (1,602,738)

------------------------------------------------------------------------------------------------------------------------------------
LOSS PER SHARE                                                           $      (0.09)          $      (0.03)          $      (0.16)
------------------------------------------------------------------------------------------------------------------------------------

Weighted Average Number of Shares
        Outstanding                                                        10,657,893              9,908,592              9,760,200
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF STOCKHOLDERS EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 1996, 1995 and 1994
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Retained                        Total
                                                              Common      Paid-in        Earnings        Treasury     Stockholders
                                                               Stock      Capital        (Deficit)         Stock         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1994                                $      3,375   $ 13,525,884    $  1,516,466    $ (2,268,248)   $ 12,780,477

Treasury stock issued on exercise of
        employee stock options and warrants                     --          (12,195)       (134,229)      1,420,663       1,274,239

Tax benefit related to exercise of
        employee stock options and warrants                     --          154,000            --              --           154,000

Purchase of treasury stock                                      --             --              --          (534,000)       (534,000)

Issuance of warrants in connection
        with subordinated debt                                  --          635,000            --              --           635,000

Net loss                                                        --             --        (1,602,738)           --        (1,602,738)

Balance, December 31, 1994                                     3,375     14,302,689        (217,501)     (1,381,585)     12,706,978

Treasury stock issued on exercise of
        employee stock options and warrants                     --             --             2,890         330,173         333,063

Tax benefit related to exercise of
        employee stock options and warrants                     --          120,000            --              --           120,000

Net loss                                                        --             --          (283,076)           --          (283,076)

Balance, December 31, 1995                                     3,375     14,422,689        (497,687)     (1.051,412)     12,876,965

Treasury stock issued on exercise of
        employee stock options and warrants                     --             --            51,391         709,239         760,630

Tax benefit related to exercise of
        employee stock options and warrants                     --          634,000            --              --           634,000

Issuance of common stock                                         316     14,976,052            --              --        14,977,000

Three-for-one stock split                                      7,383         (7,383)           --              --              --

Net loss                                                        --             --          (958,306)           --          (958,306)

Balance, December 31, 1996                              $     11,704   $ 30,025,990    $ (1,404,602)   $   (342,173)   $ 28,290,289
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

------------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                       1996              1995            1994
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:

        Net loss                                                         $    (958,306)   $    (283,076)   $  (1,602,738)
        Adjustments to reconcile net loss to
                net cash provided by operating activities:
                Depreciation and amortization                               33,456,637       18,811,150       15,056,167
                Amortization of debt issue costs and discount                  139,694          128,760           64,380
                Deferred income taxes                                         (480,000)        (239,000)        (802,000)
         Change in assets and liabilities:
                Accounts receivable                                            (63,634)      (3,178,803)      (1,003,263)
                Prepaid expenses                                               (21,839)        (284,803)         (58,262)
                Deferred commission expense                                   (310,792)      (1,446,337)         (22,215)
                Deferred debt issuance costs                                  (112,078)            --           (395,000)
                Other assets                                                      --         (1,029,433)            --
                Accounts payable                                            (1,947,116)         604,791        1,183,434
                Accrued expenses                                              (149,687)         739,453          143,249
                Equipment deposits                                             (26,578)            (382)         (37,269)
                Unearned revenue                                             4,251,166        2,800,990        1,849,771

         Net Cash Provided By Operating Activities                          33,777,467       16,623,310       14,376,254

Cash Flows From Investing Activities:

        Capital expenditures:
                Equipment used by subscribers                              (37,424,684)     (23,746,086)     (27,354,107)
                Equipment and leasehold improvements                        (3,120,125)      (3,914,442)      (2,607,100)
        Acquisition of Subscribers                                         (65,745,794)      (1,767,420)            --

         Net Cash Used By Investing Activities                            (106,290,603)     (29,427,948)     (29,961,207)

Cash Flows From Financing Activities:

        Proceeds from term debt agreement                                   48,490,000             --               --
        Principal payments on long-term debt                                (9,036,459)      (8,718,750)     (20,333,334)
        Proceeds from revolving credit agreement                            17,250,000       21,250,000       20,250,000
        Proceeds from subordinated long-term notes                                --               --         15,000,000
        Proceeds from the exercise of stock options and warrants               760,630          333,063        1,274,239
        Proceeds from the issuance of common stock                          14,977,000             --               --
        Purchase of treasury stock                                                --               --           (534,000)

         Net Cash Provided By Financing Activities                          72,441,171       12,864,313       15,656,905


Net Increase (Decrease) in Cash                                                (71,965)          59,675           71,952


Cash at Beginning of Period                                                    780,018          720,343          648,391


Cash at End of Period                                                 $        708,053 $        780,018    $    720,343
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Years Ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------
1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company provides its subscribers with equipment to receive information and communications service. DTN charges a recurring subscription fee and in most instances a one-time service initiation fee. The subscriptions are contracted for an initial period of one year and are generally billed quarterly in advance. Payments received in advance for subscriptions, additional services and advertising are deferred and recognized as the services are provided to the subscribers. Service initiation fees in excess of the related marketing and set-up costs, excluding sales commissions, are deferred and recognized into income over the initial twelve-month subscription period. These revenues no longer exceed the costs and therefore beginning in 1995 are not being deferred. Communication services are generally billed monthly in arrears based on the number and length of the messages delivered to subscribers.

Deferred Commission Expense - Commissions and bonuses which are paid at the time of the initial subscription to sales representatives, to company representatives, or to subscribers for successful customer referrals, are deferred and expensed over the initial twelve-month subscription period.

Equipment Used By Subscribers - Equipment used by subscribers to receive the Company's electronically transmitted information and communication services is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over a useful life of three to eight years for assets placed in service prior to July 1, 1992, and three to six years for assets placed in service subsequent to July 1, 1992.

Equipment and Leasehold Improvements - Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from two to seven years, or the related lease, which range from five to ten years.

Intangible Assets - Intangible assets for acquisition of subscribers are stated at cost less accumulated amortization. These costs are amortized using the straight-line method over eight years. The carrying value of intangible assets is periodically assessed by the Company by reviewing the recoverability of the assets over the amortization period based on the projected undiscounted future cash flows of the related business unit. Cash flow projections are based on trends of historical performance and managements estimate of future performance, giving consideration to existing and anticipated competition and economic conditions.

Income Taxes -Income taxes are computed in accordance with the provisions of Statement of Financial Accounting Standard 109, "Accounting for Income Taxes" (SFAS 109). The objective of the statement is to recognize the amount of taxes payable or refundable in the current year and to recognize deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns.

Earnings (Loss) Per Share - Earnings (loss) per share is calculated on the basis of the weighted average outstanding common shares and, when applicable, those outstanding options and warrants that are dilutive. For the periods ending December 31, 1996 and 1995, the Company's outstanding options and warrants were antidilutive and therefore not used in determining weighted average shares outstanding. All share and per share data, for all periods presented, have been adjusted to reflect a three-for-one stock split effectuated on June 28, 1996, for shares of record on June 14, 1996.

Statement of Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. During the periods ended December 31, 1996, 1995 and 1994, the Company made interest payments of $8,555,000, $4,386,000 and $3,165,000, respectively. Capital expenditures for subscriber equipment included in accounts payable at year end totalled $1,394,000, $2,191,000 and $1,106,000 at December 31, 1996, 1995 and 1994, respectively. The
Company paid $1,146,000 of federal income taxes in 1995 relating to recoverable Alternative Minimum Taxes (AMT) for prior periods which is included in other assets. The Company paid no federal income taxes during 1996 or 1994. At December 31, 1996 and 1995, $931,700 and $3,202,600 of the purchase price for acquired subscribers is due in future periods and is included in accounts payable.

Research and Development - Research and development costs are charged to earnings as incurred and approximated $2,263,000, $1,596,000 and $1,493,000 for the periods ended December 31, 1996, 1995, and 1994.

Stock-Based Compensation - The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25).

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments - Because of their maturities and/or interest rates, the Company's financial instruments have a fair value approximating their carrying value. These instruments include accounts receivable, revolving credit and term borrowings, subordinated debt, commercial paper, and trade payables.

2.      ACQUISITIONS

KNIGHT-RIDDER
Effective   July  26,  1995,   the  Company   entered  into  an  agreement  with
Knight-Ridder Financial (KRF) to acquire 2,900 Knight-Ridder Commodity News Service subscribers. The Company agreed to pay KRF approximately $4,970,000 for these subscribers over two years. The Company agreed to pay $1,500,000 at closing and $1,500,000 one year from the closing. The remaining $1,970,000 was based on future revenue sharing from Company estimates and is scheduled to be paid quarterly during the first two years of this agreement. The purchase price is being capitalized as an intangible asset and amortized using the straight-line method over eight years.

BROADCAST PARTNERS
Effective May 3, 1996, the Company closed on an "Asset Acquisition" of Broadcast Partners, an information provider primarily in the agricultural industry. The Company acquired substantially all the assets of Broadcast Partners for $63.5 million cash and the assumption of certain current liabilities of approximately $9.8 million. In the acquisition, the Company received 39,000 agricultural subscribers. Also included, was approximately $38.2 million of equipment which is being depreciated using the straight-line method over five years. In addition, an intangible asset of approximately $35 million was capitalized and is being amortized using the straight-line method over eight years. The acquisition was financed with a combination of $15,010,000 of privately placed common stock equity representing, 948,000 split adjusted shares and with six year term debt of $48,490,000.

The following unaudited pro forma information sets forth the results of operations as though the acquisition of Broadcast Partners had occurred at January 1, 1995:

                                                            Pro Forma
                                                            December 31,
                                                     1996                  1995

Revenues                                    $ 106,646,073         $  84,018,887
Net Loss                                    $  (1,303,509)        $  (2,903,648)
Loss Per Share                              $       (0.12)        $       (0.27)

This unaudited pro forma information is based on historical results of operations as if the acquisition took place on January 1, 1995 adjusted for acquisition costs, realized efficiencies and in the opinion of Management, is not necessarily indicative of what the results would have been had the Company operated with the acquisition since the beginning of 1995.

3.      LONG-TERM DEBT AND LOAN AGREEMENTS

                                                               December 31,
                                                          1996              1995
Revolving Credit Agreement
        Revolving credit line                      $38,500,000       $21,250,000

        Term notes                                  10,786,456        19,322,915

Term Credit Agreement
        Term notes                                  48,490,000              --

Stock Repurchase Agreement
        Term notes                                     500,000         1,000,000

Total Loan Agreements                               98,276,456        41,572,915
Less current portion                                15,092,083         9,036,458
Total Long-Term Debt                               $83,184,373       $32,536,457


The Company has a revolving credit agreement, as amended, with a group of banks (the "Revolving Credit Agreement"). The Revolving Credit Agreement, which expires June 28, 1997 unless extended, provides for a total commitment of up to $49,500,000 in new borrowings. As of December 31, 1996, $38,500,000 of the total commitment had been borrowed, with the remaining $11,000,000 available to the Company subject to certain restrictions as discussed below.
Additional borrowings under the Revolving Credit Agreement are available to the Company, as long as at the time of the advance, no default exists with any of the Company loan agreements or the subordinated notes agreement (see Note 4), and total debt outstanding (including term notes outstanding but excluding long-term subordinated debt) does not exceed thirty-six times monthly operating cash flow (as defined). As of December 31, 1996 based on current operating cash flow, the Company would be able to borrow all of the $11,000,000 remaining commitment available.

In addition to the restrictions mentioned above with respect to advances, total debt outstanding (excluding long-term subordinated debt) is limited to forty-eight times monthly operating cash flow or three and one-half times stockholders equity (defined to include long-term subordinated debt), whichever is less. Additionally, total debt outstanding (including subordinated debt) is limited to sixty times monthly operating cash flow. The Company is also required to maintain total stockholders' equity of at least $23,500,000 through June 28, 1997 and, a ratio of quarterly operating cash flow to interest expense (as defined) of at least 2.25 to 1. The Company is permitted to pay cash dividends in any one year, which are, in the aggregate, less than 25% of the Company's net operating profit after taxes in the previous four quarters.

Interest on the outstanding borrowings (prior to when the borrowings might be converted to term loans, as discussed below) is at a variable rate, depending on the ratio of the Company's total borrowings (excluding long-term subordi-nated debt) to stockholders equity (including long-term subordinated debt) (the "Ratio"). The base rate is the First National Bank of Omaha's "National Base Rate", minus 3/4%. So long as the Ratio is below 2.5 to 1, interest is at the base rate. When the Ratio is between 2.5 to 1 and 2.99 to 1, the interest rate is at base rate plus a 1/4% margin. When the Ratio is between 3.00 to 1 and 3.49 to 1, the interest rate is the base rate plus a 3/4% margin. The Company is not to exceed a Ratio of 3.5 to 1. The base rate is adjusted monthly, with the interest rate margin (as defined above) changed quarterly. Through June 27, 1996, the variable rate borrowings outstanding were accruing interest at the rate of 8.25%. Effective June 28, 1996 through December 31, 1996, the variable rate borrowings outstanding were accruing at the base rate of 7.50%.

The Company has the option to convert the outstanding revolving credit borrowings to term loans at any time, payable in forty-eight equal principal installments, plus interest. Interest on the converted term loans is at the Company's option, a variable interest rate of 1/4% over the base rate (as determined in the preceding paragraph) or, at a fixed rate of 3/4% over the base rate, or, 2% over the average of the 3 and 5 year U. S. treasury securities, as quoted in the prior month "Federal Reserve Statistical Release", whichever is greater. As of December 31, 1996, $38,500,000 of the total borrowings outstanding had not been converted to term loans. As of December 31, 1996, $10,786,456 of term loans were outstanding with monthly installments due through October 1998, with interest rates ranging from 6.75% to 9.25%.

The Company has a Term Credit Agreement dated May 3, 1996, as amended, with a group of banks providing for an aggregate principal amount of $48,490,000 to be repaid in 72 equal principal installments beginning January 31, 1997. Through July 16, 1996, the outstanding principal was accruing interest at the rate of 8.25%. Effective July 17, 1996 through July 30, 1996, interest on $21,300,000 of the principal balance was variable, accruing at the NY Prime rate less one-half of one percent (7.75%). Effective July 31, 1996 through December 31, 1996, interest on $25,400,000 of the principal balance is variable, accruing at the NY Prime rate less one-half of one percent. Interest on the remainder is fixed, accruing at interest rates ranging from 8.25% to 8.36%. Interest payments are due on the last day of each month beginning May 31, 1996.

The Company pays a commitment fee of 1/4% on the unused portion of the total revolving credit commitment. Additionally, once the Ratio (as described previously) reaches 3.00 to 1, the Company will be required to pay a closing fee of 1/2% on all new borrowings made after that point in time. In the event the Ratio exceeds 3.0 to 1, any term note accruing interest at less than 7.5% is included in a "Trigger Event". The Company is obligated to pay the holders of such term notes a fee of 0.375% of the outstanding balance of the notes upon the occurrence of the Trigger Event and like amounts on the six month anniversary and the twelve month anniversary of the Trigger Event.

During 1992, the Company entered into a loan agreement and borrowed $2,000,000 solely for the repurchase of the Company's outstanding common stock (the "Stock Repurchase Agreement"). Currently, this commitment is being repaid in equal quarterly principal payments, plus interest, due through December, 1997. As of December 31, 1996, the amounts borrowed under the Stock Repurchase Agreement, are accruing interest at 7.69% and 8.00%.

Substantially all of the Company's assets are pledged as collateral under the Company's long-term debt and loan agreements.

The minimum principal maturities of long-term debt, excluding the revolving credit line, are as follows.

Year ending December 31,

1997                          $15,092,100
1998                           12,310,800
1999                            8,128,500
2000                            8,081,700
2001                            8,081,700
2002 and after                  8,081,700
TOTAL                         $59,776,500

4.      SUBORDINATED LONG-TERM NOTES

On June 30, 1994, the Company sold to one investor $15,000,000 of its 11.25% subordinated long-term notes in a private placement transaction (the "subordinated debt"). The subordinated debt is subordinated in right of payment to all current and future senior debt. Interest on the subordinated debt is scheduled to be paid quarterly, with principle due in five equal annual installments beginning on June 30, 2000.

The Company has the option to prepay the subordinated debt on any date after June 30, 1997 at a premium beginning at 7.5% of the principal prepaid, and decreasing by 1.5% per year until June 30, 2002 when no premium is required. There are also provisions for mandatory prepayment upon a change in ownership control (as defined), at a premium beginning at 12.0% of the principal prepaid during the period ended June 30, 1995 and decreasing by 1.5% per year until June 30, 2002 when no premium is required.

The subordinated debt agreement contains a cross-acceleration clause, whereby the subordinated debt will become immediately due and payable upon a payment default on the revolving and term credit agreements. Other subordinated debt financial covenants and restrictions are generally less restrictive than those of the other loan agreements.

The Company also issued a warrant to the investor to purchase 75,000 shares of the Company's $.001 par value common stock at $7.39 per share (as adjusted after the three-for-one stock split) on or before June 30, 2004. In
          30
connection with the issuance of the warrant to purchase common stock, the Company recorded a $635,000 credit to additional paid in capital and a related debt discount, which represents an estimate of the fair value of the warrant issued.

5.      INCOME TAXES

Components of the income tax (benefit) provision are as follows:

                           1996            1995            1994
----------------------------------------------------------------
Current               $  34,000       $ 125,000       $ (18,000)

Deferred               (480,000)       (239,000)       (802,000)

                      $(446,000)      $(114,000)      $(820,000)

The income tax (benefit) provision differs from the (benefit) provision at federal statutory rates for the following reasons:

                                       1996              1995              1994
--------------------------------------------------------------------------------
Federal $                          (477,000)        $(139,000)        $(824,000)

State taxes                         (28,000)            1,000           (24,000)

Other                                59,000            24,000            28,000

                                  $(446,000)        $(114,000)        $(820,000)

The components of deferred tax liability (asset) are as follows:

                                                      1996                 1995
--------------------------------------------------------------------------------
Depreciation                                   $ 6,411,000          $ 4,880,000

Net operating loss
carryforwards                                   (8,301,000)          (5,383,000)

Other                                              282,000                9,000

Net Deferred Asset                             $(1,608,000)         $  (494,000)

The Company had approximately $24,000,000 of unused net operating loss (NOL) carryforwards at December 31, 1996. The NOL carryforwards will expire in the years 2002 to 2011. In addition, the Company is reflecting in the Other Assets approximately $1,029,000 relating to pending IRS refund claims.

6.      CAPITAL STOCK

The Company's articles of incorporation provide for the authorization of 1,000,000 shares of $.50 par value per share preferred stock. The preferred stock, none of which has been issued, presently has no voting rights or other features, although the articles of incorporation contain provisions to adopt various features or privileges at the discretion of the Board of Directors.

In September 1992, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of the Company's outstanding common stock. The purchases are to be made from time to time in the open market or in arranged transactions at such price or prices as company officers may deem advisable. The Company has purchased 150,000 shares of outstanding common stock since September 1992. The common stock repurchased may be used to provide shares for the Company's existing stock options and warrants outstanding.

As part of the May 3, 1996 acquisition of Broadcast Partners, the Company sold 948,000 (split adjusted) shares through a private placement transaction.

During the second quarter of 1996, the Company effectuated a three-for-one common stock split, payable June 28, 1996 to stockholders of record June 14, 1996. The stated par value of each share was not changed from $.001. A total of $7,383 was reclassified from the Company's additional paid in capital account to the Company's common stock account.

7.      COMMON STOCK WARRANTS

In conjunction with a private placement offering of Subordinated Long-Term Notes in 1988, the Company granted warrants to purchase 80,325 shares of common stock at a price of $10.00 per share. These warrants were exercisable through September 30, 1994. During 1992, 7,500 of these warrants were exercised. During 1994, all of the remaining warrants granted were either exercised or expired.

In conjunction with a private placement offering of subordinated Long-Term Notes in June 1994, the Company granted warrants, to the single investor, to purchase 75,000 shares of common stock at a price of $7.39 per share (as adjusted after the three-for-one stock split). These warrants are exercisable through June 30, 2004.

8.      BENEFIT PLAN

The Company has a defined contribution plan under provisions of Internal Revenue Code Section 401(k). All employees with at least one year of service may participate in the plan. The Company matches the employee's contribution up to 4% of the employee's compensation, and may make additional discretionary contributions. During 1996, 1995 and 1994, the Company contributed $671,000, $482,000 and $344,000, respectively, to the plan as matching contributions.

9.      STOCK-BASED COMPENSATION

The Company has employee and director stock option plans with aggregate limits of 2,100,000 shares for the employee plan and 210,000 shares for the non-employee director plan. The exercise price of the stock options is equal to the market value of the Company's common stock on the date of grant. The options are exercisable for a period of up to ten years from the date of grant and generally vest equally over a period of three years.

The following table summarizes the stock options as of December 31, 1996, 1995 and 1994:

Outstanding at beginning of year                 1,276,959       $    5.79      988,185       $   5.57      876,231       $   4.40

Granted                                            538,800       $   15.64      401,250       $   6.23      273,750       $   8.91
Exercised                                         (134,878)      $    5.64      (70,224)      $   4.74     (129,426)      $   4.41
Cancelled                                         (160,071)      $    7.93      (42,252)      $   6.32      (32,370)      $   7.23
Outstanding at end of year                       1,520,810       $    9.04    1,276,959       $   5.79      988,185       $   5.57
Exercisable at end of year                         741,409       $    5.67      629,811       $   5.08      475,152       $   4.50

The following table summarizes information about stock options outstanding as of December 31, 1996:


                                 Weighted    Weighted                  Weighted
                                 Averaged     Average                   Average
   Range of            Shares   Remaining    Exercise     Shares       Exercise
Exercise Prices     Outstanding    Life       Price     Exercisable      Price
$ 0.00 - $ 4.67      450,661    5.0 years    $   4.30      423,601     $  4.34
$ 4.75 - $ 8.83      519,899    7.1 years    $   6.64      293,658     $  6.79
$ 9.67 - $14.42       42,220    8.6 years    $   9.81        6,150     $  9.95
$15.50 - $20.83      508,050    9.0 years    $  15.64       18,000     $ 17.33
$ 0.00 - $20.83    1,520,810    7.2 years    $   9.04      741,409     $  5.67

At December 31, 1996, shares of the Company's authorized but unissued common stock were reserved for issuance as follows:

                                                                         Shares
                                                                         -------
Employee stock option plan                                               312,929
Non-employee director plan                                               114,003
Total                                                                    426,932

The Company accounts for its stock-based compensation plans under the provisions of APB 25. Accordingly, no compensation cost has been recognized for its fixed stock option plans.

The effect on 1996 and 1995 net loss and loss per share of accounting for stock-based compensation based on the fair value method at the grant dates consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, are shown in the pro forma information below:

                                                    1996                 1995
--------------------------------------------------------------------------------
Net Loss                  As reported          $    (958,306)       $  (283,076)
                          Proforma             $  (2,452,206)       $  (675,125)
Loss per share            As reported          $       (0.09)       $     (0.03)
                          Proforma             $       (0.23)       $     (0.07)
Fair Value                                     $        8.22        $      3.21

The fair value for options granted under the above mentioned plans was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                           1996            1995
--------------------------------------------------------------------------------
Risk-free interest rate                                     5.4%            7.8%
Dividend yield                                              0.0%            0.0%
Expected volatility                                        56.0%           54.0%
Expected life (years)                                      4.75            4.25

10.     LEASES

The Company leases the right to subsidiary channel authorizations from FM radio stations and satellite network transmission capacity to broadcast the Company's information service to its subscribers. These leases are accounted for as operating leases and are for varying periods of one to ten years and contain annual renewal options for periods of up to five years.

The Company also has various operating leases for office space, warehouse facilities and equipment. These leases expire on various dates through 2005 and generally provide for renewal options at the end of the lease. The Company is generally obligated to pay the cost of property taxes, insurance, utilities and maintenance on the leases.

Future minimum lease payments under all non-cancellable operating leases at December 31, 1996 are as follows:

Year Ending December 31,
   1997                $ 3,438,000
   1998                  3,059,000
   1999                  2,467,000
   2000                  2,236,000
   2001                  1,588,000
   2002 and after        4,379,000

Total future minimum
  lease payments       $17,167,000

Total rent expense on all operating leases was $3,459,000, $2,712,000 and $2,369,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

          2

--------------------------------------------------------------------------------
                           QUARTERLY DATA (UNAUDITED)
--------------------------------------------------------------------------------

                                                              Operating        Pre-Tax             Net Income (loss)
                                             Revenues        Cash Flow(1)    Income(loss)       Amount      Per Share    Subscribers
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1996
        First                                $19,113,017     $ 6,502,483     $  (557,991)     $  (356,991)    $  (.04)       99,600
        Second                                24,194,864       9,592,827        (701,346)        (447,346)       (.03)      142,000
        Third                                 27,141,339      11,759,893        (328,503)        (260,003)       (.02)      144,100
        Fourth                                27,934,493      12,522,225         183,534          106,034         .01       145,900

Year                                         $98,383,713     $40,377,428     $(1,404,306)     $  (958,306)    $  (.09)      145,900

Fiscal 1995
        First                                $13,617,210     $ 4,967,889     $  (426,972)     $  (272,972)    $  (.03)       84,600
        Second                                14,739,450       5,591,904          51,802           32,802       --           86,700
        Third                                 16,168,251       6,173,867         150,556           96,556         .01        92,400
        Fourth                                17,763,078       6,420,742        (172,462)        (139,462)       (.01)       95,900

Year                                         $62,287,989     $23,154,402     $  (397,076)     $  (283,076)    $  (.03)       95,900
------------------------------------------------------------------------------------------------------------------------------------

(1) Operating income before depreciation and amortization expense.
(2) Net income per share for each of the four quarters may not agree to net income per share for the year due to rounding.

--------------------------------------------------------------------------------
                              TRADING INFORMATION
--------------------------------------------------------------------------------

                        Market Price 1996          Market Price 1995
Quarter Ended         High     Low      Last     High     Low      Last

  March 31            16 58    13 58    15 38     8 38     5 12     8 14

  June 30             23 00    15 58    21 38     8 58     7 78     8 12

  September 30        26 12    17 00    21 00    12 14     8 12    11 78

  December 31         23 00    19 34    22 14    16 34    11 18    16 38
--------------------------------------------------------------------------------

The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: DTLN. On December 31, 1996, there were approximately 500 stockholders of record, not including beneficial holders whose shares are held in names other than their own.

--------------------------------------------------------------------------------
                              INVESTOR INFORMATION
--------------------------------------------------------------------------------

Corporate Headquarters:
        9110 West Dodge Road, Suite 200
        Omaha, NE 68114
        (402) 390-2328

Independent Auditors:
        Deloitte & Touche LLP

Stock Transfer Agent:
        First National Bank of Omaha
        Attn: Corporate Trust Services
        One First National Center
        Omaha, Nebraska 68102

Annual Stockholders Meeting:
The annual stockholders meeting will be held on Wednesday, April 23, 1997 at 10:00 A.M., at the Holiday Inn-Old Mill, 655 N. 108th Avenue, Omaha, Nebraska.

Form 10-K: A COPY OF THE COMPANY'S FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST TO:

Secretary
Data Transmission Network Corporation
9110 West Dodge Road, Suite 200
Omaha, Nebraska 68114

Dividends:
The Company has never paid any dividends and has no present intention of so doing. Payment of cash dividends in the future, if any, will be determined by the Board of Directors in light of the Company's earnings, financial condition and other relevant considerations.

--------------------------------------------------------------------------------
                             DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

Board of Directors:
-------------------------------
Roger R. Brodersen
Chairman of the Board
Chief Executive Officer
Data Transmission Network Corp.

Robert S. Herman
Senior Vice President
Data Transmission Network Corp.

David K. Karnes
President
Chief Executive Officer
The Fairmont Group Inc.
Of Counsel, Kutak Rock law firm

J. Michael Parks
Former President
Former Chief Operating Officer
First Data Resources, Inc.

Jay E. Ricks
Chairman of the Board
Douglas Communications Corp.

Greg T. Sloma
President
Chief Operating Officer
Data Transmission Network Corp.

Roger W. Wallace
Senior Vice President
Data Transmission Network Corp.


Corporate Officers:
-------------------------------
Roger R. Brodersen
Chairman of the Board
Chief Executive Officer

Greg T. Sloma
President
Chief Operating Officer

Robert S. Herman
Senior Vice President
Research and Technology

Roger W. Wallace
Senior Vice President
Co-President, Ag Services

James J. Marquiss
Senior Vice President
Co-President, Ag Services

Charles R. Wood
Senior Vice President
President, Financial Services

Keith A. Cook
Vice President
President, Auto Services

H. Wade German
Vice President
Business Research

Brian L. Larson
Vice President
Chief Financial Officer
Secretary and Treasurer

Gordon R. Lundy
Vice President
President, Energy Services

Charles E. McQuinn
Vice President
President, West Financial Services

James G. Payne
Vice President
Services Support and Special Projects

--------------------------------------------------------------------------------
                A LETTER TO OUR SHAREHOLDERS - TECHNOLOGY UPDATE
--------------------------------------------------------------------------------
        Shareholders ask, Is DTN keeping ahead of the "technology curve"? We at DTN strive to keep abreast of the fast pace of technological change, especially as it relates to the evolution of our marketplace and customer. Media hype leads one to believe that the world is changing overnight, yet in the marketplace most changes occur incrementally over time. DTN is, for the most part, a low-cost niche-market information provider and so we have the luxury of avoiding the, often unproven, "bleeding edge" technology. To put things in some perspective, Interactive TV was the hype of the moment two years ago, but has now nearly dropped off the screen. The landscape is littered with companies that made large bets too early in the game. At DTN, we prefer making studied incremental changes, allowing us to take advantage of proven, cost-effective technologies.

        Our overriding intent at DTN is to deliver comprehensive, high-quality, business-related information to our subscribers in a manner that is time-sensitive, convenient, reliable, secure, and economical. These are the qualities most meaningful to our subscriber. How the information travels, arrives, and how it is accessed is relevant only as it contributes to the suitability and convenience of the content to the user. At DTN, we take advantage of new alternatives when and if they become suitable for our use and for the needs of our subscribers.

        This technology update will concentrate on the Internet and some related items.

I.      THE INTERNET - AN OVERVIEW AND SOME CAUTIONARY COMMENTS

        Simply described, the Internet is an international network of computers and data communications circuits of varying capacity. It is somewhat akin to a telephone, a magazine or newspaper, an on-line service (AOL, Prodigy, CompuServe, etc.), the Library of Congress, and sometimes it is likened to the talk around the water cooler. The Internet is both more and less than any of these. Functionally, it is owned by no one, controlled by no one, planned by no one, and maintained by no one (or by everyone, depending on how you look at it). In many respects, it brings to mind the joke that defines a helicopter as a conglomeration of 100,000 rapidly moving parts all flying in loose formation. What keeps the Internet working is a common set of standards and protocols for data file development, manipulation, and communications. This is no small feat and represents a good example of your tax dollars at work. Internet standards allow diverse hardware and software platforms to communicate efficiently across the street or around the world, be it text, databases, graphics, audio, computer software, video, data packets, or any combination of the above.

        You will also often hear about another phenomena called the World Wide Web, often shortened to "the Web". The Web is the sexy part of the Internet where the real action in graphics, audio, video, browsers, Java applets, and the like take place. The Web has made the Internet a household word and is spurring most of the growth, as well as most of the hype. Although the Internet and the Web are not one and the same, for purposes of this discussion these terms will sometimes be used interchangeably.

        The Internet/Web is almost always acknowledged as having changed the technological landscape. It has been compared to man's discovery and use of fire. At the other extreme, it has also been described as the CB radio of the 1990s (i.e., of huge use to some, but to most a passing fad). As with all technology, merit is found in its application.

        What many people seem to forget is that the Internet is, first and foremost, a tool. By analogy, a hammer is a useful tool found in nearly every home. It can be used productively in building a home; harmlessly as entertainment by a child randomly pounding nails; or dangerously as a weapon of lethal threat. The hammer, much like the tool called the Internet, is neither good nor bad in and of itself, but as defined by the use to which it is put. Ill try not to hammer this analogy to death, but there is an old saying that often seems to apply to the Internet, When the only tool you have is a hammer, every problem begins to look like a nail. At DTN, we believe that tools are to be mastered and then utilized as suits the task.

        It is interesting to us at DTN that, having talked to a great many people in the information business, the following stands out. The predominant rationale that most companies use for positioning themselves as an information provider on the Internet is fear-fear of being left behind and missing out on this seemingly historical change. Getting on the Internet is rarely based on the positive opportunity of making an immediate or near-term return on ones investment.

BROAD BRUSH PLUSES ABOUT THE INTERNET:

o It benefits from being the newest "IN" thing. A significant part of the growth is based on children. I have to have it or my child will fall behind.

o Low-cost access. Approximately $20/month for unlimited access & mostly free usage of content (excluding subscription or pay-per-use sites) -for now.

o The magnitude of available information is huge and growing rapidly. As a means of random access to massive amounts of unfiltered and unorganized data, it cant be beat. The number of "pages" on the Web alone is estimated to exceed 50,000,000 today-but no one really knows, or can know. For the most part, information is broad but shallow, targeted for mass appeal. One mostly 35

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        skims the surface, thus the expression, "surfing the WEB".

o       International in  scope.    While  mostly   a   positive,   this  is  a
        double-edged sword. Widely varying business environments with regard to taxes, rules on competitive promotion, trademarks, etc., all mean that rarely is doing business as simple as it looks.

o       Two-way    point-to-point   communications   allows   direct   business
        transactions.

o Near-universal accessibility in the U.S. Approximately 13% of the population has already tried either the Internet, On-Line, or other type of computer-based communications at some time.

o       A rapid adoption curve, faster than that of TVs, VCRs, or CDs.

BROAD BRUSH MINUSES ABOUT THE INTERNET:

       Problem of "the Commons". Communal property will be overused to destruction. Paying no incremental cost, no one is particularly concerned about efficiency, prioritization of best use (as defined by whom), or the general conservation of resources. The relationship between supply and demand is effectively being short-circuited.

       Capacity (read timeliness and reliability) is being strained due to growth in both subscribers and high-bandwidth (capacity hog) applications. It has reached the point that a University of Michigan Internet monitoring group says that" every day at peak periods, the Internet backbones lose more than 10% of the data packets they transmit". "Brownouts" are becoming common. Larry Landweber, Chairman of the Internet Society, opines that these problems will probably worsen before they improve. Several dynamics within the world of the Internet appear to be working together to ensure that bandwidth demand exceeds supply.

       It  has  not  yet  experienced  its  first  significant   failure.   Many
knowledgeable insiders would emphasize the word YET. Murphy's Law has not been repealed.

       Significant   security  and  privacy  issues  remain   regarding   dollar
transactions, ability to control access to data by subscriptions, covert information gathering, and general data integrity.

       For typical users, the Internet is mostly inconvenient and slow. Navigation is tedious and it takes significant time to retrieve data. The World Wide Web is sometimes frustratedly referred to as the World Wide Wait.

       "The Internet is a ripe medium for fraud"", according to Pennsylvania's attorney general's office. Plagiarism, theft of data content, copyright abuse, and outright fraud are fairly common. For instance, a theme drawing much recent attention has involved stock or investment-related information. You often cant know who you are dealing with or whose interests are being served. Two private consumer protection groups noted recently that the Internet is providing new opportunities for scams.

       The Internet has not yet had to face up to its natural enemies-the governmental bureaucracies driven to control such things, the Luddites who don't want to allow serious change to the status quo, and the tax man who wants to cut a deep wedge of revenue from it. Since the Internet seemed to spring up nearly overnight, "opposing forces" have lagged in their response to it-but they are gathering.
THE INTERNET AS IT RELATES TO DTN:

        DTN has launched its first product on the Net. It is available by subscription (www.dayta.com). We will soon be following this Ag service with DTN PROduce, Weather Center, Aviation Center, Wall Street Spectrum, and others. Our intent is to gain experience in niches that present a viable opportunity and establish a position in the Internet marketplace.

Impact of competition from the Internet on DTN:

o The Internet allows competitors easier access to a small, but growing, portion of our customer base.

o The availability of some free sources of information may raise the hurdle for attracting the marginal-use subscriber who might be satisfied with an incomplete or less convenient package.

o Possibility of diminishing some of the advantage that having our own delivery system has given us.

BENEFITS TO DTN OF GETTING ON THE INTERNET:

o Becoming positioned to take advantage of additional or alternative market opportunities, such as international and corporate markets.

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o       Being a player on the new field in order to gain experiences.

o Enhancement of DTN's market positioning. Customers want to be reassured that DTN is up-to-date and on the cutting edge. We are often asked, "Are you on the Net"? even though these customers are rarely interested in getting us via the Net.

o May allow DTN to capture revenue from the sale of information to the more casual user.

        So how is DTN positioned face-to-face with the Internet and attendant would-be competitors? Consider first that potential competitors must create content from scratch, along with a fully functional, secure, and redundant data center, regardless of the distribution system used. The Internet merely allows them to avoid investments in such things as satellite delivery. However, since the Internet is point-to-point in nature, it will have at least some incremental cost per subscriber (bandwidth & hardware costs...). The bigger barrier to market entry that would-be competitors must face is represented by the market position and the economies of scale that DTN has already achieved. Take our ag-oriented products, Ag Daily, FarmDayta, and DTNstant, as an example. Our cost of acquiring and aggregating information is already spread out across 145,000+ subscribers. A start-up service on the Internet faces a formidable task to overcome that advantage.

        Another piece of the competitive equation is that DTN has both considerable brand-name awareness, a strong position in existing markets, and the trust of our subscribers. This is particularly true of our agricultural and energy services. DTN's ag-related services combine to represent a significant share of the producer, agribusiness, and grain elevator markets in the U.S. The information provided by DTN to its subscribers is the most widespread information on which the markets trade. Because of this, even when other information is available, the people in the marketplace still need to know what their competitors are reading on DTN. And since delivery of quality information is our only business, our customers have grown to trust that we do not shade the information to our own advantage. This trust is a valuable resource that we strive to build on every day.

        DTN's energy service, DTNergy, is used nearly exclusively by virtually all refined fuel suppliers (over 110) in the United States to send wholesale daily fuel prices to virtually all jobbers (over 15,000) in the United States. We further strengthen our market position by using our proprietary technology to add value by receiving information from suppliers in a wide variety of formats, processing and managing that information, and delivering it to each jobber in the format and by the delivery method of his choice. By being a one-stop-shop for a wide variety of information management and delivery needs, we ensure that we maximize the value of our dominant position in this niche market.

        According to our research, DTN's stand-alone systems are seen as significantly easier to use, much faster, more convenient, and more capable (charting etc.) than Internet-based information. Access to DTN information is more reliable and, since information transfer is continuous, the user can set alarms on his selected key interests to notify him when an event has occurred. He has constant connections to information 24 hours a day, 7 days a week. He is not dependent on having to continually re-establish access. Generally speaking, on the Internet access is more cumbersome, communications are slower, and support is poorer, making the Internet a less than optimum alternative to DTN's satellite system.

SPECIFIC DTN PRODUCTS AND THE INTERNET:

        FarmDayta, Ag Daily, Pro-Series, & Premier Series via the Internet.

        DTN launched (4th Qtr. 1996) a subscription-based service into the agricultural market (www.dayta.com) based on our FarmDayta content. We currently have paying subscribers active on the FarmDayta site. We see this DTN Internet site as superior in content to other Internet agriculture information providers; however, there has been no landslide of interest. This site may well prove to be a good sales tool for bringing customers to our satellite-based system. By comparison, our satellite service is superior in content and ease of use. Our research suggests that only 4% of our Ag customers have ever had any on-line experience (AOL, CompuServe, Prodigy, Internet, etc.). Additionally, much of rural America incurs long-distance phone charges for Internet Access.

        Of tangential interest, DTN's FarmDayta Web site, only a few months old, is one of the larger Web sites anywhere based on pages of information available on a regularly-updated basis. The vast majority of sites are filled with generally static information such as brochures, product sheets, annual reports, and press releases.

DTN PROduce via the Internet

        DTN recently launched (1st Qtr 1997) an Internet product that mirrors DTN PROduce. The produce industry provides an example of how an Internet delivery vehicle can be used to expand our market with virtually zero downside risk. In this industry, there is little "free" information available on the Internet. In addition, U.S. data on the marketplace drives much of the world produce market. Hence, DTN has the opportunity to open up international markets as well as corporate opportunities here in North America. The Internet may also prove to be a better platform for the smaller growers with short-term seasonal needs for information.

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DTN Weather Center, Aviation, Marine, & Forestry Centers
via the Internet

        DTN recently launched (1st Qtr 1997) an Internet product that mirrors DTN Weather Center products. We believe that DTN's Weather Center site is one of the best weather-oriented sites on the Internet. DTN Weather Center subscribers are not casual users of weather information. For these high-power users, the superior reliability, convenience, completeness, image quality, and timeliness of DTN's satellite-based system are all elevated in importance.

        While there is, relatively speaking, a considerable amount of free weather data on the Internet, this information is not very time-sensitive, nor is it complete. Because it is graphics intensive, weather information is slow to download. Almost by definition, anyone who is satisfied with the information provided via the Internet is not a serious candidate for DTN's Weather Center product. Therefore, while meeting some niche applications, we feel that the satellite-based system will dominate the weather market.

Financial Information Services via the Internet

        DTN Wall Street currently provides several "segments" of news and market information on an Internet web site operated by PAWWS, a division of Security APL/Checkfree Corporation. These segments are provided for monthly subscription fees. While this service is producing modest revenues for DTN, were gaining useful experience which is helping us plan and develop new applications for delivery of financial services via the Internet on DTN's own Internet site.

        DTN Wall Street and DTN SPECTRUM retain key advantages in convenience, timeliness, reliability, customer service, and especially in the ability to provide a complete equities feed for purposes of charting or technical analysis on all instruments. These are things that the Internet is less able to provide.

Other DTN services via the Internet

        Those remaining DTN services not discussed above are either being researched for Internet applications or have been dismissed as not applicable.


QUESTIONS AND ANSWERS

        Volumes have been written about the Internet. Any search of newspapers, periodicals, technical journals, and the like will turn up more analysis, opinion, and (in many cases) hype than can be absorbed in a lifetime. The following discussion is not exhaustive or complete concerning all facets of the Internet. Instead, it provides some broad-brush observations in a Q & A format concerning how this all effects DTN. Please let us know if you have questions that may have gone unanswered herein. Well respond as well as we are able.

Q.Why is the Internet attracting so much attention? Why the hype?

A.First of all, because the Internet truly is big; it will be a major force in our future in one form or another. This extremely useful tool has grown explosively (as you might expect for something that is seen as essentially free). It touches all the bases-entertainment, business, leading-edge communications, wild get-rich-quick success stories, gruesome roadkill, buzzwords galore, and the high-adrenaline excitement due a proper revolution. A "new high" of hype. Forrester Research, one of the dominant research and analysis companies covering this field of business, states they have never seen an industry built on such hype. However, the overload of hype does not preclude the underlying substance and value. What is there just may not be as much, as fast, or as good as you may otherwise be led to believe.

Q.Describe   the  nature  of  information  on  the  Internet  and  some  of  the ramifications for the future.

A.There is an unknowable volume of information on the Internet, most of which is interesting or useful to only a few. The term BROCHURE-WARE has been coined to slander the practice of putting up company marketing or P/R material that hardly ever changes. The smaller category of information that changes regularly is not often vetted. Anybody can put out information, with any spin, be it legitimate or fraudulent. Information is very often used as a lure to hook you for an advertiser. (This is the chief means of obtaining revenue over the Internet to date.) As a lure, it need only be good enough to bring you into the advertiser's net. Information, as a lure, also tends to be scattered about at different sites. It is unusual to find a one-stop-shop on the Internet. As such, convenience and completeness suffers (especially at the free sites). The content is often purposefully delayed or abbreviated to protect its value to the provider. By way of example, Reuters news is provided as part of several WEB sites. What the user is not told, is that Reuters is not crazy enough to give away their core franchise value. The wire provided is of "selected" stories from the full newswire and is often provided on a delayed basis. The good stuff isn't free!

Q.The number of Internet users is growing rapidly. Can any generalizations be made about them?

A.There are many projections/guesses about age, gender, education, income, and other assorted demographics. However, the biggest generalizations about the Internet users are that they are young, that their use is sporadic (only 10%-15% of the approximately 15,000,000 WEB surfers use the medium frequently), and that the primary use is for entertain-

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
ment. The hype of Internet numbers should be regarded cautiously. Sources that produce these numbers have great incentive to keep the bandwagon rolling and may be less than critical.

Q.Who, if anyone, is making money on the Internet?

A.The generally accepted, if somewhat glib, answer is made in comparison to the gold rush. While prospectors may have made a strike here and there, the ones who reliably and consistently made money sold the picks, shovels, and mules. So far at least, this analogy generally applies to those who sell the PCs, network and database servers, and modems.
        A commonly-heard warning is often made to small companies that are first getting involved in the Internet-"Invariably, it will cost more than you plan for". As one wag has said,"The Internet is a marvel of efficiency. It allows you to make your mistakes at an accelerated rate and they can be of far greater magnitudes". For some, a quote by Don Logan, CEO of Time, Inc. is instructive. He comments that Pathfinder, Time Warner's glitzy Web site,"gives new definition to the term black hole".

Q.Access costs (the on-ramp to this Information Highway) have gotten fairly cheap. Will Internet access continue to get less expensive?

A.With common offerings of $20/month for Internet access (the on-ramp), costs have likely bottomed out for awhile. Given hardware and phone line costs, margins are now probably tight enough to drive out all but the major players (AT&T, Sprint, MCI, etc.) over time. According to one source (Robert Lucky - OEM Magazine Dec 96), Bell Atlantic, in a regulatory filing, is claiming that providing Internet access to their users costs them $75/month once all customer service, marketing, and technology-related costs are fully accounted for. While this may be an exaggeration, it does support the general conclusion that today's Internet model may not be economically sound over the long haul. What is apt to happen is that prices will remain fairly level, despite higher connection speeds or other bells and whistles being added to upgrade the level of service provided. Providers appear to be targeting market share rather than profits notwithstanding that this is generally a commodity business with extremely low consumer brand loyalty. There are also a number of events, such as those relating to tax policy, that could send Internet access costs significantly higher. (For some good amplifying material see "Why the $19.95 Internet Fees May Not Last" in the December 24, 1996 Wall Street Journal.)

Q.Will basic usage (excluding subscription-based services) on the Internet remain "free"?

A.This is one of the great questions that will likely drive the future of the Internet. A little history is in order. The Internet, while now worldwide and generally uncontrolled, was created by the U.S. Government for the purpose of building a communications network that could survive and operate under a scenario of nuclear war. The vision certainly did not include the commercialization/privatization that has since developed. Initially, the Internet was supported with government funds and was built on a socialistic model with no cost associated with amount of usage or priorities. Hence, the "Tragedy of the Commons" scenario has come to apply.
        The culture of the Internet is that "information wants to be free". Setting fees on the Internet, either for specific information or for general "usage" of the resource, will generate shock waves impacting content availability, content quality, usage/demand, and service quality. The effect of setting fees will ripple through every other corner of the communications world. Implementing this change will be no small task even for the giants of the communications industry. (Can you name any other industry that is expected to thrive and continue to expand geometrically while being given away?)
        Without a pricing mechanism to allocate resources, the Internet is headed for trouble. Already, it is less dependable and often slower than only months ago. Robert Metcalfe, one of the primary founders of networking technology and founder of 3COM Corp., widely predicts a "catastrophic collapse, probably within the next year" of the Internet. Such an event, should it occur, may provide the opportunity for changing the model-and the culture.
        In addition, look at the relative economics. Free Internet telephones, free Internet Fax services and free Internet links are slowly replacing traditional dedicated telco circuits and the revenues that they here-to-fore represented. It seems unlikely that the phone giants will quietly go out of business, nor will the tax receipts that they represent to the government be quietly foregone. One need only look at the acquisition prices of Internet-related businesses such as UUNET and MFS Communications to see that the companies providing the backbone, heart, and soul of the Internet system are placing big bets on a pay-for-usage/priority model. Otherwise, the prices being paid for these acquisitions would seem to make little economic sense.
        A "parallel Internet" based on paying for usage and priority of delivery, is already being put into place by some large users. They have been effectively chased off the Internet because of speed, reliability, quality, and security considerations that can't be "fixed" on the current "free" model. As this "shadow Internet" becomes fine-tuned, the technical issues of converting the Internet to a price/usage model may become less daunting.

Q.What factors lead you to believe that demand for communications capacity (bandwidth) may outpace supply?

A.1) The newest and cleverest uses of the Internet are generally based on high-capacity applications such as audio, video, and complex graphics. Meanwhile, higher-speed modems and communications lines reduce the "waiting penalty" experienced by the user at the current choke

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point-the  access  ramp to the  information  highway.  The result is a geometric increase on bandwidth  demanded as providers  foster  expectations  of a near-TV
experience.   While   improvement   in  data   compression   schemes  and  other
technological   advancements   may  mitigate  this  exploding  drain  on  system
resources, it also demands a customer base that will regularly "keep up" with the system by purchasing expensive hardware and software updates. Access to the free stuff can often be quite costly!
        2) The current analogy for the Internet is a pipeline to which users are connected with drinking straws. The capacity of the drinking straw itself acts as a governor on each users demand for bandwidth. High-speed modems and communications links (cable, ADSL, ISDN, etc.) boost the drinking straw to a large diameter fire hose, connected to the same pipeline. Demand is likely to outstrip supply in the near term.
        3) Relative to other communications, the providers of the backbone circuits (Sprint, AT&T, MCI, etc.) are not very well paid for providing more and more Internet backbone capacity. (Despite the lack of some usage-based charge, they are pressed to continually upgrade their infrastructure with no clear expectation of a return on their investment.) How long will they continue to subsidize a venture that is attacking their own cash cow?
        4) Absent a money-making model that provides for a pay-per-usage on the Internet, the backbone providers' core business (long-distance telephony) is put at considerable risk. Internet telephone software and Internet FAX service compete directly with the more lucrative long-distance business, while Internet E-Mail and other information transfers of data compete indirectly. These backbone providers are now established as integral "players" in the game. Letting core business erode while providing nearly free services on the Internet is becoming a losing game, one that they are unlikely to play for very long. The Information Highway is destined to have many toll booths, both commercial and governmental.

Q.Industry experts casually suggest that capacity can be easily added to meet demand. Can it reasonably be done?

A.Telephone companies are currently in the process of making a complete change in their physical plants, from POTS (Plain Old Telephone Service) networks to digital networks. The switched model contained an implicit assumption that approximately 1% of potential users would be on the line at any one time, with the average call being under 5 minutes. The digital model, which includes the Internet, infers a continuous connection. Taken to the logical next step, this infers a massive upgrade just to "stay even". Hence, the technological answer to the question is probably yes, but to do this will cost LOTS OF MONEY. Many industry experts who say that capacity can be easily added are being very generous with other companies' money and future revenue streams.
        In my experience, technology is rarely the problem. If the economics are in line, the engineers and programmers will solve the technological hurdles. The economics of the current Internet model are not rational. Therefore, most of the commentary and reporting on Internet issues are barking up the wrong tree. The hype and glitz of the technology are simply distractions from concentrating on old fashion business modeling, analysis, planning, and execution.

Q.Can the Internet compare with DTN's satellite-based services concerning the issue of reliability?

A.Somewhat simplified, the Internet is just a series of network connections. It consists of the user, the users' access provider, the Internet backbone provider(s), the information providers' access provider, the information provider, and then back again through the chain to the original user. The system can (and often does) break down at any of the points along this path-in either direction. Therefore, in each transaction on the Internet, there are ten potential parties that may be responsible for any given failure. The real problem is not so much that the electronic chain of connections occasionally breaks, but rather that no one entity is responsible to the customer for knowing about or responding to the breakdown in communications. The opportunity for even the most responsible access provider or information provider to support the subscriber with end-to-end customer service is nil.
        Even when all systems work from end to end, the Internet often suffers time delays. This is inherent to the network for there is no predicting what all of the other millions of users are going to do at any given moment. With no priorities to Internet activities, your critical information can be backed up behind someone downloading pornography off the net. In the Internet, your priority, or lack thereof, is the same. Worse yet, peak demand is managed by general rationing. Some communications simply don't get through. News articles about last springs market correction and the resultant overwhelmed financial-oriented sites provide a cautionary tale to anyone thinking to rely on the Internet when real money is involved. The USA TODAY article concerning strained phone lines in California provides another twist to consider before depending on the Internet for important information. DTN's closed point-to-multipoint network is managed so that this problem does not exist.

Q.Discuss security issues on the Internet. What are the main issues and their primary ramifications?

A.Data Security: Can I send data without it being intercepted? Can I prevent someone from getting into my system and corrupting my data? If the proper precautions are used, the general answer is yes. Software and related firewall procedures have joined to eliminate this problem at the levels of information security needed by DTN.
        Payment Security: Are subscribers safe making payments over the Internet? This issue is generally overblown and is mostly a perception problem. [Note: According to someone who worked on the protocols, SET (Secure Electronic Transactions protocol developed by Visa and

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MasterCard)  was  developed  as a marketing  tool to spur the use of credit card sales over the Internet by relieving the public's fears. SET does not provide complete end-to-end security.] Keep in mind that providing your credit card over the Internet is no more dangerous than handing it to a waiter who then takes it out of your sight for processing. In either case, you generally have a limit to liability of $50. The primary risk lies in to whom you give this information and what levels of care they give to your private information. From DTN's viewpoint, this is a non-issue, as we are readily able to take credit card information over the phone, should a customer desire, rather than directly via the Internet. We already have customer support and administrative system safeguards in place to handle this challenge.
        Subscription   Security:    Historically,   the   greatest   hurdle   to
subscription-based services on the Internet has been the inability to limit access to paying subscribers. Most security efforts use a LOGIN and PASSWORD method to control access. This works well for pay-per-use or transactional services, but not for subscription services where such codes can too easily be shared around to bypass payment requirements. This is one reason why so few subscription-based services currently exist on the Internet.

Q.What are the predominant business models for actually making money on the Internet?

A.There are fundamentally three scenarios: 1) Advertising-supported sites. By volume, these sites have enjoyed the most significant initial (financial) success. However, advertisers are growing wary of the relative value of Internet advertising. 2) Transaction-based models. With few exceptions (porno sites, for example), these sites tend to deal in tangible goods. Various catalog companies or mail-order firms are good examples. As security/payment questions are answered, this model is likely to come into greater acceptance. Highly-specialized sites should do better than general merchandise. 3) Subscription-based models. This model attempts to bridge the gap between pay-per-take pricing and free information on the Internet. They allow all-you-can-eat access at a set price. Few have been successful to date, as the technology to limit services to only paying subscribers has been lacking.

Q. How does DTN plan to make money on the Internet?

A.DTN is primarily targeting the subscription-based model. We have developed a reliable means of ensuring that only a single subscriber per subscription can access our service. It ensures that we are properly paid for our services. The convenience and completeness of our information aggregation, coupled with our proprietary information and trusted name in our primary industries and our low marginal costs for providing such services should allow for some success on the Internet.

Q.Given that DTN is aimed in that direction, is there any major impediment to the success of a subscription-based model?

A. Yes. The basic culture of the net is somewhat chaotic with countless gurus making statements such as "Information wants to be free". This is fine as long as I am the user and someone else is the provider. (No one says that cars or ice cream cones want to be free.) There is a significant cadre who feel that, once they get access to the Internet, it is somehow un-American to be charged for anything.

Q.Why  doesn't  DTN  follow  the  advertising-supported  model?   What  are  the
weaknesses inherent in them?

A.In fact, we will be using aspects of this model as well. DTN has had significant advertiser revenue for some time now on our existing products. Success with our Web sites should reflect enhanced revenue as well. We have an added leg up on competing sites, because we have already-established relationships and accounts with advertisers. This is no small advantage.
        Advertising-supported Internet models are most successful when the site is inexpensive and of adequate quality to bring bodies through the gate. This often means the emphasis is on new bodies, since they are more likely to explore around and run into the advertising. Successful sites are often better known for their novelty or cleverness (entertainment value?) than their true business-oriented utility. Because advertising can make the site slower and more complex, the ease of use to the subscriber and the advertising value are often inversely related.
        An ever-growing number of sites are dividing up a limited revenue pie estimated as being less than $100 million in 1996. Considering the size of the Web and the grandiose predictions, this is not a large pie to be divided. Bigger estimates are often bandied about but they include the inferred value of advertising done as a cashless swap or valued and then discounted to free to lure in potential future revenue streams. As advertisers become more knowledgeable about the Internet, the payment models are changing and it will become more difficult to retain a meaningful piece of the pie. The successful sites will be relatively few in number and will be the main WEB search engines (YAHOO! et. al.) and the more successful entertainment-oriented sites (ESPN, etc.). Serious information services do not yet appear to be successful using this model.

Q.Death and Taxes are inevitable. When does the taxman come to the Web?

A.Soon. Some states, such as West Virginia, Tennessee, Texas, New York, and Ohio are already imposing taxes on Internet access providers. Most other taxing authorities are studying the issue. Their greatest difficulty lies in tracking down the "from whom and by what method". To actually collect funds, they all appear to be looking at a transactional model like taxes on long-distance services. This model would provide big money and, for the Internet in general,

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this is potentially a major time bomb looking for the spot marked X.
        Since the Internet is international, cross-border taxes should be expected. The UK has already introduced a VAT tax on Internet Access providers via "a new interpretation" of the rules. Some use-based tax is thought to be not far behind. If the German and Chinese governments can successfully censor content that originates outside of their borders, taxing it wont be too difficult. Governments will eventually go after this pot of gold notwithstanding the political heat of a vocal base of users. This is where the money is.

Q.Is there any reason to believe that Internet pricing models are indeed changing?

A.The first rumbles of recognition of the already-mentioned problems have already occurred. The faults and defects of the Internet are slowly becoming apparent to the mainstream media as well as to the techno-crowd. USA TODAY's Oct 30, 1996 headline proclaimed that "Net use strains phone lines". It went on to state that, in one area of California, 16% of all calls did not connect, due mainly to high Internet usage. This is not just Internet calls, but ALL calls! The article went on to cite statistics about call volumes, call duration comparisons, etc., which clearly indicate that the problems and risks to the Internet that I describe are more than theoretical. Another good article, "Web Snarl", appeared in the April 8, 1996 issue of Forbes magazine. The picture of the Internet being painted in the media is slowly becoming more balanced in nature. That is an important first step in laying the groundwork for needed changes to be accepted in the future. Further evidence of change in the current model is starting to appear. According to recent wire stories, the FCC is considering allowing phone companies (the backbone providers) to raise their monthly fees to access providers from an average of $30/month to approximately $600/month. This is approximately what a long-distance carrier would pay for the equivalent service. Pacific Bell found that the access providers and Internet users are subsidized to the extent that they pay only 12% of what a long-distance carrier would have to pay for the same line. Bell Atlantic's access customers paid just 4.5% of the equivalent long-distance rates, even though Internet users made longer calls, tying up more of the phone system resources than did voice traffic. When the government supported the Internet and was paying for these lines, it was in its best interest to keep the cost of these lines low and to not tax them (as they would have been effectively taxing themselves). Now that they do not pay the freight AND they can tax the gross, the push to allow dramatic increases in pricing and to add taxes is obvious.

Q.What happens if/when the Internet has a serious failure?

A.In the short-term, a failure would be painful because it would strain the perceptions of reliability and credibility that now exist. Over the long run, this would probably result in needed changes.
        As an example, consider Interactive Television (ITV). Two years ago, ITV was the wave of the future. It was to obsolete every competing technology in its path. ITV would fill nearly every need or want that could be thought of and be in every room of every home within twelve to eighteen months. Licenses for ITV spectrum were sold for megabucks! All this took place without working production-level equipment or tested and proven business models. Today, ITV is still suffering from its collision with reality. Incredible amounts of money are being lost in the shake-out process that will leave ITV as a humbled, yet entirely viable industry.
        Interestingly enough, a shake-out of the Internet (resulting in some form of pay-per-usage model) will probably be positive for DTN. Since DTN targets the serious subscriber oriented towards business, a sifting out of the chaff should eliminate the distractions that now proliferate. It would also tend to make the users experience more positive from a reliability standpoint. By analogy, its better to pay admittance to Disney World than to have it free to everybody but too crowded to even enter. Most serious business users would prefer less chaos on the Internet and more reliability-even at a price.

II.     INTRANETS

        DTN sees significant opportunity in the interesting variations of the Internet known as Intranets. They are closed systems, normally within a business organization, that use Internet standards and technology. While they are compatible with Internet providers, they do not allow contact with the Internet except through a barrier often called a firewall. This barrier protects the corporate resources from being pirated from the outside, while restricting outbound connections to the Internet by internal users. Hence, the organization can use the same navigational and display tools, that are cheaply available for Internet browsing, for use of internal distribution and control of information. Common items found on Intranets are those that require wide-spread distribution such as personnel policies, general announcements, training material, and business-oriented news or information.

        As to the opportunity for DTN? DTN is a great source for a broad range of business-related information across many marketplaces. We can bypass the less-than-reliable parts of the Internet with our satellite systems and feed the corporate Intranet directly. We then use the network resources of the organizations Intranet as an internal delivery and display system thus avoiding the need to provide hardware for each node on the network. This is a natural next step-a step that we are now taking.

        As an aside, the proliferation of Intranets will contribute to the degradation of performance problems on the Internet. The Internet model is based, in part, on each new site taking resources from the Internet, but also contributing resources in the form of computing power or communications pathways.

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Intranets,  by virtue of their firewalls,  take resources from the Internet, but do not contribute much back to the common system. The law of unintended consequences strikes again.

III. ADSL & CABLE MODEMS

        These are two competing technologies that would, if widely available, provide much faster access to the Internet by the user. Think of them as a dramatically souped up engine that turns the Internet from a Model A into a Jaguar. Both technologies are technically feasible, but require large investments by the telephone and cable companies respectively. They are part of the competing strategies that the respective industries have for taking away each other's business. (Telephone companies want to be your cable providers. Cable companies want to be your telephony providers.) These technologies may also be slower in reaching widespread availability than first expected, due partly to the magnitude of the investment required by the cable or telco companies and to the financial squeeze that they are already in. These technologies do address a significant problem-speed of download and access by the user. What this will mean for the Internet is a toss-up. Will people pay the price? (Currently, ADSL modems cost between $1,500 and $2,500 each, with monthly connection costs of between $75 and $250 per month.) If the mass market won't pay the price, will the providers build it? Stay tuned...

        On the downside, these technologies will contribute significantly to the demand side of the resource equation, placing incredible strains on the infrastructure of the Internet. An earlier analogy likened the Internet to drinking straws connected to a water main. The faster modems would shift the description to fire hoses connected to the water main. While it means that any one hose can get a lot more water, it also speeds the eventual failure of the system. (The Internet has not been exempted from the general rule that, while each problem may have its solution, each solution creates its own problems.) It is unlikely that, in any near term, these technologies will be in widespread usage beyond the early-adapters.

        As an interesting side note, the cable and ADSL forces are not fighting just each other. They also are faced with significant infighting, the fratricide centering around conflicting standards and interoperability. This fight is expected to go on for the next two to three years.

        To close, I would reiterate that DTN is not a technology company. We are an information and communications company that uses technology. We do not sell technology-we sell value to our subscriber. This creates value for you, our shareholders. We are working to maintain and enhance that value for the benefit of all.

        I hope that discussions such as this are helpful and interesting to you, our shareholders. I continue to welcome your comments or questions, and will try to use them to direct the subject matter for my comments in the coming quarterly shareholder reports. You can reach me by E-Mail at roberth@dtn.com, by phone at
(402)390-2328, or by FAX at (402)390-7188.

Very truly yours,



Robert S. Herman
Senior Vice President
Research and Technology


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